Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140132

PROSPECTUS

CHINA CLEAN ENERGY INC.

2,905,000 Shares of Common Stock

•	The shares of common stock offered by this prospectus are being sold by the selling stockholders.

•	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

•	We will bear all costs relating to the registration of the common stock, other than any selling stockholder’s legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “CCGY.OB”.

The last sale price of our common stock on June 29, 2007 was $1.45 per share.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 4, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 10, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	19
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	19
DIVIDEND POLICY	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	19
BUSINESS	25
MANAGEMENT	35
EXECUTIVE COMPENSATION	37
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	38
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	38
SELLING STOCKHOLDERS	39
DESCRIPTION OF SECURITIES	41
PLAN OF DISTRIBUTION	44
WHERE YOU CAN FIND MORE INFORMATION	46
LEGAL MATTERS	46
EXPERTS	46
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

References in this prospectus to “we,” “us,” “our” and “the Company,” refer to China Clean Energy Inc. and its subsidiaries.

You should rely only on the information contained in this prospectus and in any prospectus supplement we may file after the date of this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities will not be offered in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate only as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights aspects of the offering. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements, the pro forma financial statements and related notes and the other more detailed information appearing elsewhere in this prospectus before making an investment decision.

The Company

We synthesize and distribute renewable fuel products and specialty chemicals to customers in both the People’s Republic of China and abroad. Our strategy is to profitably commercialize our patented, proprietary technology and become the industry leader in the production of biodiesel and specialty chemicals located within the People’s Republic of China. We currently own both a fully continuous-flow biodiesel refinery and a specialty chemical refinery in the Fulong Industrial Zone within the People’s Republic of China. Our biodiesel refinery is capable of producing 10,000 tons of biodiesel per year and whereas our specialty chemical refiners can produce 18,000 tons of specialty chemicals per year.

Our biodiesel can be used in diesel engines with no modifications as 100% biodiesel (B100) or mixed with petroleum diesel—most commonly as a 20% biodiesel blend (B20). A blended biodiesel may enhance petroleum diesel because it has the ability to extend engine life and decrease operating expense due to the increase in engine lubricity. Furthermore, biodiesel is biodegradable, nontoxic and essentially free of sulfur and aromatics. Currently, the key markets for biodiesel are mass transit vehicles, commercial fleets and marine fleets, as well as for general use in environmentally-sensitive areas.

Our History

We were formed in the State of Delaware on November 12, 2004 as a Canadian based resource exploration company. On October 24, 2006 we entered into a Share Exchange Agreement with China Clean Energy Resources, Ltd., its shareholders and both Chet Kurzawski and Doug Reid, our sole officers and directors at the time. Upon closing of the transactions contemplated by the Share Exchange Agreement, the shareholders of China Clean Energy Resources, Ltd. exchanged their entire interest in China Clean Energy Resources, Ltd. for an aggregate of 15,995,000 shares of our common stock, thus causing China Clean Energy Resources, Ltd. to become our wholly-owned subsidiary.

At the time we negotiated the Share Exchange Agreement we had yet to complete any mineral exploration activities and thus decided to abandon this line of business in favor of manufacturing and distributing biodiesel and specialty chemicals from renewable resources inside the People’s Republic of China. In anticipation of this transition, on October 13, 2006 we both changed our corporate name from Hurley Exploration Inc. to China Clean Energy Inc. and effectuated a 1-for-2.26187510124 reverse stock split.

The chart below depicts our current corporate structure. As depicted below:

•	we own 100% of the capital stock of China Clean Energy Resources, Ltd. and have no other direct subsidiaries;

•	China Clean Energy Resources, Ltd. owns 100% of the capital stock of Fujian Zhongde Technology Co., Ltd. and has no other subsidiaries; and

•	Fujian Zhongde Technology Co., Ltd., a wholly-owned direct subsidiary of China Clean Energy Resources, Ltd., has no subsidiaries.

All of our operations are conducted by and through Fujian Zhongde Technology Co., Ltd. in the People’s Republic of China.

Private Placements

On each of October 24, 2006 and November 9, 2006 we completed private placements to selected institutional and individual accredited investors of our common stock. In connection with the private placements, we agreed to issue 1.3 million shares of our common stock at a purchase price of $1.00 per share, resulting in gross proceeds to us of $1.3 million. From these gross proceeds, we paid approximately $150,000 in legal, accounting and financial consulting fees. In addition, we paid $180,000 to one consultant for work that commenced on January 7, 2006, but whose fees had been voluntarily deferred.

Our Corporate Information

Our principal United States offices are located at 17 Candlewood Drive, West Windsor, New Jersey 08550. The telephone number for our United States office is (609) 799-8921. Our Chinese headquarters is located at c/o Fujian Zhongde Technology Co., Ltd., Fulong Industrial Zone, Longtian Town, Fuqing City, Fujian, People’s Republic of China 35013. The telephone number for our Chinese office is 0086-591-85773387. Our website address is www.chinacleanenergyinc.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

The Offering

Common Stock Offered by the Selling Stockholders:	2,905,000 shares, consisting of 1,300,000 shares issued to investors in two private placements and 1,605,000 shares issued to various consultants and their affiliates

Common Stock Outstanding after this Offering:	21,512,269

Use of Proceeds:	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

OTC Bulletin Board Symbol:	CCGY.OB

Risk Factors:
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

RISK FACTORS

There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. You should carefully consider the risks described below and the other information included in this prospectus, including our financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks. If any of the events or circumstances described below were to occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and investors could lose part or all of their investment.

Risks Related to Our Business

We are in a development stage with a limited operating history, which makes it difficult to evaluate our business.

We are currently in a development stage and to date have only one manufacturing facility, which began producing biodiesel in 2005. We began selling biodiesel in December 2005. Our limited operating history as a manufacturer and distributor of biodiesel makes it difficult for prospective investors to evaluate our business.  Therefore, our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the biodiesel industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services, and technologies.  Despite best efforts, we may never overcome these obstacles to financial success.

Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources and the sale and distribution of our biodiesel on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit.  There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Unanticipated problems in our engineering and construction operations may harm our business and viability.

Our future cash flow depends on our ability to timely design, construct and complete two or three new biodiesel refineries. If our engineering and construction operations are disrupted and/or the economic integrity of these projects is threatened for unexpected reasons (including, but not limited to, technical difficulties, poor weather conditions, and business interruptions due to terrorism or otherwise), our business may experience a substantial setback. Because we are at the planning stage of constructing a new facility, we are particularly vulnerable to events such as these.  Prolonged problems may threaten the commercial viability of construction of our planned facilities. Moreover, the occurrence of significant unforeseen conditions or events in connection with construction of our new facility may require us to reexamine our business model. Any change to our business model may adversely affect our business.

Our results of operations, financial position and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results are substantially dependent on commodity prices, especially prices for feedstock, biodiesel, petroleum diesel and materials used in the construction of our proposed refineries. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions and factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstock.

Biodiesel is a commodity whose price is determined based on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for biodiesel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel refineries and on our general financial condition. Price fluctuations for biodiesel may also impact the investment market, and our ability to raise investor capital. Any future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and future results of operations.

We may be unable to obtain the additional capital required to implement our business plan, which will negatively impact our ability to grow our business.

We expect that current capital and other existing resources will be sufficient only to provide a limited amount of working capital. On their own, the revenues generated from the designing and building biodiesel refineries and the proceeds from the two recently completed private placements of securities are not currently sufficient to fund operations and planned growth. We will require an estimated $26 million of additional capital to continue to expand our business beyond the initial phase. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

Future construction and operation of biodiesel refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel industry, the fact that we are a new enterprise without a proven operating history, the location of our biodiesel refineries in the People’s Republic of China and the price of biodiesel and oil on the commodities market, which will impact the amount of available asset-based financing. Furthermore, if petroleum or biodiesel prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our reliance upon a limited number of feedstock suppliers may hinder our ability to be profitable.

Ten feedstock suppliers collectively provide us with approximately 91% of our feedstock and our two largest suppliers, Xinjiang Guangshen Technology Company Ltd. and Fujian Quanzhau Zhongyuanlong Chemical Company Ltd,. each currently supply approximately 21.25% of our feedstock.  Should any of these suppliers terminate their supply relationships with us, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us, we may be unable to procure sufficient feedstock to satisfy demand for our end products. Moreover, there is presently a finite number of feedstock suppliers within the People’s Republic of China. Thus, as demand for biodiesel products continues to increase, feedstock supplies will likely decrease, causing the price of feedstock to increase proportionally. If we are unable to obtain adequate quantities of feedstock at economically viable prices, our business could become unprofitable and investors could suffer a loss with respect to their investment in us.

Strategic relationships upon which we may rely are subject to change, leading to uncertainty and a negative impact on our business.

Our ability to identify and enter into commercial arrangements with feedstock suppliers, construction contractors, equipment fabricators and customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will use the business relationships of management in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of the management team leave us. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively impacted.

A large portion of our sales is concentrated in a few major customers; loss of any of those customers would have a material adverse impact on our revenues.

Our five largest customers accounted for approximately 45% of our sales in 2005 and 40% of our sales in 2006. Our largest customer accounted for 18% of sales in 2005 and our two largest customers each accounted for over 9% of sales in 2006. If not replaced, the loss of any of these customers could significantly reduce our revenues and adversely affect the value of an investment in us.

We are dependent on others for sales of a significant portion of our products, which may place us at a competitive disadvantage and reduce profitability.

We only have a small sales force of our own to market our biodiesel and specialty chemical products. As such, we expect to contract with third parties to market and distribute some of our biodiesel and specialty chemical products. We have no definitive agreements at this time. As a result, we will be somewhat dependent on whomever we contract with to market our biodiesel and specialty chemical products.  There is no assurance that we will be able to enter into contracts with any biodiesel or specialty chemical products brokers or distributors on acceptable terms.  If any of our distributors breaches its contract with us or does not have the ability, for financial or other reasons, to market all of the biodiesel or specialty chemicals products we produce, we will not have any other readily available means to sell our products. Our lack of a sufficient sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel or specialty chemical products may result in less income from sales.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract other employees to expand our business.

We rely heavily on the services of Tai-ming Ou, our Chief Executive Officer, as well as several other senior management personnel. Loss of the services of any of such individuals would adversely impact our operations.  In addition, we believe that our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors.  We believe that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel.  For example, we presently do not have any directors or officers, other than Gary Zhao, our Chief Financial Officer, who have experience with preparing disclosure mandated by U.S. securities laws and we will be required to engage such persons, and independent directors, in order to satisfy the initial listing standards of the major exchanges on which we may seek to list our common stock. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission. Except for Gary Zhao, none of our key personnel are party to any employment agreements. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

We plan to grow very rapidly, which will place strains on management and other resources.

We plan to grow rapidly and significantly expand our operations. This growth will place a significant strain on management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We have a relatively short operating history and have not implemented sophisticated managerial, operational and financial systems and controls. We are required to manage multiple relationships with various strategic partners, technology licensors, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth or in the number of third party relationships, and our systems, procedures or controls may not be adequate to support our operations and management may be unable to manage growth effectively.  To manage our expected growth, we will be required to significantly improve or replace existing managerial, financial and operational systems, procedures and controls, and to expand, train and manage our growing employee base.  We will be required to expand our finance, administrative and operations staff.  We may be unable to complete in a timely manner the improvements to our systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Increases in our energy expenses will negatively impact operating results and financial condition.

Our biodiesel and specialty chemical production costs will be dependent on the costs of the energy sources used to run our refineries. These costs are subject to fluctuations and variations in different locales in which we intend to operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business.

Our business plan focuses on designing, building and operating biodiesel refineries for our own account. Although we were able to successfully enter into an agreement to purchase land use rights in Jiang Yin, People’s Republic of China to construct our second biodiesel refinery for our own account, our ability to acquire quality and reliable properties and facilities in the future may be unpredictable and we may be required to delay construction of our facilities, which will create unanticipated costs and delays. In the event that we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel refineries, our future prospects for profitability will likely be substantially limited, and our financial condition and resulting operations may be adversely affected.

The production, sale and distribution of biodiesel are dependent on the sufficiency of necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	adequate highway or rail capacity, including sufficient numbers of dedicated tanker trucks or cars;

•	sufficient storage facilities for feedstock and biodiesel;

•	increases in truck fleets capable of transporting biodiesel within localized markets; and

•	expansion of refining and blending facilities to handle biodiesel.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent and other intellectual property protection for our technologies and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We have obtained or developed rights to one patent and one patent application in the People’s Republic of China, and may, in the future, seek rights from third parties to other patent applications or patented technology. Significant aspects of our technology are currently protected as trade secrets, for which we intend to file patent applications when appropriate. There can be no assurance that a patent will issue from the patent application filed or that the scope of any claims granted in any patent will provide us with proprietary protection or a competitive advantage. We cannot be certain that the creators of our technology were the first inventors of inventions covered by our patent and patent application or that they were the first to file. Accordingly, there can be no assurance that our patent and patent application are valid or will afford us with protection against competitors with similar technology. The failure to obtain or maintain patent or other intellectual property protection on the technologies underlying our biodiesel refining and specialty chemical manufacturing processes may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. There can be no assurance that a license will be available to us, if at all, upon terms and conditions acceptable to us or that we will prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and there can be no assurance that we will have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

   We face significant competition, which may negatively impact our future growth.

We face competition from other producers of biodiesel with respect to the procurement of feedstock, obtaining suitable properties for the construction of biodiesel refineries and selling biodiesel and related products. Such competition could be intense thus driving up the cost of feedstock and driving down the price for our products. Competition will likely increase as prices of energy on the commodities market, including petroleum and biodiesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. Increased competition could also have a negative impact on our ability to obtain additional capital from investors. Larger foreign owned and domestic companies that have been engaged in this business for substantially longer periods of time may have access to greater resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and fuel marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Our business is subject to local legal, political, and economic factors that are beyond our control.

We believe that the current political environment for construction of biodiesel refineries is sufficiently supportive to enable us to plan and implement our operations. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, laws or policies affecting mandates or incentives to promote the use of biodiesel, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the biodiesel industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in biodiesel, financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business and future financial results.

Our business will suffer if we cannot obtain or maintain necessary permits or licenses.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the People’s Republic of China. We believe that we either hold or will be able to obtain all necessary licenses and permits to carry on the activities that we contemplate, and that we will be able to obtain the licenses and permits necessary for our future biodiesel refineries and operations. However, our ability to obtain, sustain, or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain, loss of, or denial of, extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our prospects, business, financial condition and our results of operation.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended. Under these rules, among other things, we must evaluate the effectiveness of our internal controls over financial reporting. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Risks Related to Doing Business in the People’s Republic of China

We face the risk that changes in the policies of the government of the People’s Republic of China could have a significant impact upon our business and profitability.

The economy of the People’s Republic of China is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the People’s Republic of China can have significant effects on the economic conditions of the People’s Republic of China. The government of the People’s Republic of China has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the People’s Republic of China will continue to strengthen its economic and trading relationships with foreign countries and business development in the People’s Republic of China will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the government of the People’s Republic of China could adversely affect our interests by, among other factors:

•	changes in laws,

•	imposition of new regulations or the interpretations of such regulations,

•	confiscatory taxation,

•	restrictions on currency conversion, imports or sources of supplies, or

•	the expropriation or nationalization of private enterprises.

Although the government of the People’s Republic of China has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the People’s Republic of China.

The laws and regulations of the People’s Republic of China governing our current business operations are sometimes vague and uncertain. Any changes in these laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of laws and regulations of the People’s Republic of China, including but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We are considered a foreign person or foreign funded enterprise under the laws of the People’s Republic of China, and, as such, we are required to comply with the laws and regulations of the People’s Republic of China. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of the People’s Republic of China may have on our businesses.

A slowdown or other adverse developments in the economy of the People’s Republic of China may materially and adversely affect our customers, demand for our products and our business.

Much of our operations are conducted in the People’s Republic of China. In the fiscal year 2006 and the first quarter of 2007, approximately 60.63% of our revenue was generated from sales in the People’s Republic of China. Although the economy of the People’s Republic of China has grown significantly in recent years, we cannot assure investors that such growth will continue. The renewable energy industry in the People’s Republic of China is relatively new and growing, and we therefore do not know how sensitive it is to a slowdown in economic growth or other adverse changes in the economy of the People’s Republic of China. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the People’s Republic of China could materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the People’s Republic of China could negatively affect our profitability and growth.

While the People’s Republic of China economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the People’s Republic of China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. On October 28, 2004, the People’s Bank of China, the People’s Republic of China’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns. Repeated rises in interest rates by the central bank would likely slow economic activity in the People’s Republic of China, which could, in turn, materially increase our costs and also reduce demand for our products.

Governmental control of currency conversion may affect the value of an investment in us.

The government of the People’s Republic of China imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the People’s Republic of China. In 2006, approximately 67% of our revenues was received in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing People’s Republic of China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the People’s Republic of China State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required whenever Renminbi is to be converted into foreign currency and remitted out of the People’s Republic of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

The People’s Republic of China may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect investments in us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic climate of the People’s Republic of China. As part of our business relies on revenues earned in the People’s Republic of China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi that we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the People’s Republic of China changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6% appreciation of the Renminbi against the U.S. dollar as of December 31, 2006. While the international reaction to the Renminbi revaluation has generally been positive, pressure remains on the People’s Republic of China to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Recent People’s Republic of China State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by residents of the People’s Republic of China have undergone a number of changes that may increase the administrative burden we face. The failure by our stockholders who are residents of the People’s Republic of China to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our People’s Republic of China resident stockholders to liability under the laws of the People’s Republic of China.

SAFE issued a public notice (the “October Notice”) effective November 1, 2005 that requires registration with SAFE by the People’s Republic of China resident stockholders of any foreign holding company of a People’s Republic of China entity.  Without registration, the People’s Republic of China entity cannot remit any of its profits out of the People’s Republic of China as dividends or otherwise. However, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. While our local counsel has advised us that only the People’s Republic of China resident stockholders who receive the ownership of the foreign holding company in exchange for ownership in the People’s Republic of China operating company are subject to the October Notice, there can be no assurance that SAFE will not require our other People’s Republic of China resident stockholders to make disclosure. In addition, the October Notice requires that any monies remitted to residents of the People’s Republic of China outside of the People’s Republic of China be returned within 180 days. However, there is no indication of what the penalty will be for failure to comply or if stockholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

In the event that the proper procedures are not followed under the SAFE October Notice, we could lose the ability to remit monies outside of the People’s Republic of China and would therefore be unable to pay dividends or make other distributions. Our People’s Republic of China resident stockholders could be subject to fines, other sanctions and even criminal liabilities under the People’s Republic of China Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

Our current tax status is uncertain, exposing us to potential liability.

Pursuant to the relevant laws and regulations in the People’s Republic of China, Fujian Zhongde Technology Co., Ltd., as a wholly-owned foreign enterprise (“WOFE”) in the People’s Republic of China, is entitled to an exemption from the People’s Republic of China enterprise income tax for two years.  Thereafter, it is entitled to 50% relief from the People’s Republic of China enterprise income tax for the next three years. Because Fujian Zhongde Technology Co., Ltd. was transformed into a WOFE in February 2006, it should be entitled to such relief.

Further, there can be no assurance that the central government will not audit our previous tax returns and payments and require that we pay additional taxes and penalties in the future that could materially and adversely affect our business and financial condition.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the People’s Republic of China, where much of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that would adversely disrupt our operations.  Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our principal assets are located outside of the U.S. and all of our directors and officers reside outside of the U.S., it may be difficult for investors to enforce their rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce a U.S. court judgment against us or them in the People’s Republic of China.

All of our directors and officers reside outside of the U.S. In addition, Fujian Zhongde Technology Co., Ltd., our operating subsidiary, is located in the People’s Republic of China and substantially all of its assets are located outside of the U.S. It may therefore be difficult or impossible for investors in the U.S. to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or the People’s Republic of China and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in the People’s Republic of China courts. Further, it is unclear if extradition treaties now in effect between the U.S. and the People’s Republic of China would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. federal securities laws or otherwise.

We may have difficulty establishing adequate management, legal and financial controls in the People’s Republic of China.

The People’s Republic of China historically has not adopted a western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People’s Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards.

Risks Relating to Our Organization

Our  executive officers beneficially own a substantial percentage of our outstanding common stock, which gives them control over certain major decisions on which our stockholders may vote, which may discourage an acquisition of us.

Tai-ming Ou, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 40% of our outstanding common stock and our directors and executive officers as a group collectively own approximately 49% of our outstanding shares.  The interests of management may differ from the interests of other stockholders. As a result, our executive management will have the right and ability to exert significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	Electing or defeating the election of directors;

•	Amending or preventing amendment of our Certificate of Incorporation or By-laws;

•	Effecting or preventing a merger, sale of assets or other corporate transaction; and

•	The outcome of any other matter submitted to the stockholders for vote.

Our management’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Because we became public by means of a share exchange agreement, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a share exchange agreement. Specifically, securities analysts of major brokerage firms may not provide coverage of us because there is no incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf.

Risks Relating to Our Common Stock

Our stock price may be volatile, so investors could lose their investment.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	Technological innovations or new products and services by us or our competitors;

•	Additions or departures of key personnel;

•	Limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

•	Sales of the common stock, particularly following effectiveness of the resale registration statement of which this prospectus forms a part;

•	Our ability to execute our business plan;

•	Operating results that fall below expectations;

•	Industry developments;

•	Economic and other external factors; and

•	Period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

There may be a limited market for our securities and we may fail to qualify for a listing on a national securities exchange such as the NASDAQ Stock Market or the American Stock Exchange.

Although we plan on applying for listing of our common stock on a national stock exchange such as the NASDAQ Stock Market or the American Stock Exchange once we meet the qualifications, there can be no assurance that our initial listing application will be granted, when the required listing criteria will be met or when, or if, our application will be granted. Thereafter, there can be no assurance that trading of our common stock on such a market will be sustained or desirable. At the present time, we do not qualify for certain of the initial listing requirements of the NASDAQ Stock Market or the American Stock Exchange. In the event that our common stock fails to qualify for initial or continued inclusion, our common stock could thereafter only be quoted on the OTC Bulletin Board or in what are commonly referred to as the “pink sheets.” Under such circumstances, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers, such as financial institutions, hedge funds, and large investors.

Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital.

Our common stock is currently deemed a “penny stock,” which could make it more difficult for investors to sell their shares.

Our common stock is currently subject to the “penny stock” rules adopted under section 15(g) of the Securities Exchange Act of 1934, as amended.  The penny stock rules apply to companies whose common stock is not listed on a national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Because our securities are currently subject to the penny stock rules, stockholders will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of common stock in the public market, including shares issued upon the effectiveness of the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933, as amended, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Provisions of our Certificate of Incorporation and Delaware law could deter a change of control, which could discourage or delay offers to acquire us.

Provisions of our Certificate of Incorporation and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to stockholders.  For example, our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by stockholders.

Our Certificate of Incorporation authorizes the board to create new series of preferred stock without further approval by stockholders, which could adversely affect the rights of the holders of common stock.

Pursuant to our Certificate of Incorporation, our Board of Directors has the authority to fix and determine the relative rights and preferences of our preferred stock.  The Board of Directors also has the authority to issue preferred stock without further stockholder approval.  As a result, the Board of Directors could authorize the issuance of a series of preferred stock that grants holders a liquidation preference, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to have their shares redeemed by us, together with a premium, prior to the any redemption of our common stock. In addition, our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than the common stock or that is convertible into common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers. In the period since the OTC Bulletin Board began quoting our common stock on July 6, 2006 through June 13, 2007, our high and low bid prices were $3.10 and $0.22, respectively. We expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The elimination of monetary liability against our directors under Delaware law and the existence of indemnification rights to our directors may result in substantial expenditures by us and may discourage lawsuits against our directors.

Our Certificate of Incorporation provides that, to the fullest extent that the General Corporation Law of the State of Delaware permits, none of our directors shall be personally liable to either us or our stockholders for any breach in his or her fiduciary duties as a director.  This provision creates an indemnification obligation by us that could ultimately cause us to incur substantial expenditures to cover the cost of settlement or damage awards against our directors.  This provision and resultant costs may also discourage us from bringing a lawsuit against directors for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors even though such actions, if successful, might otherwise benefit us and our stockholders.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this report. Important factors that may cause actual results to differ from projections include, but are not limited to, for example:

•	adverse economic conditions;

•	inability to raise sufficient additional capital to operate our business;

•	unexpected costs, lower than expected sales and revenues, and operating defects;

•	adverse results of any legal proceedings;

•	inability to attract or retain qualified senior management personnel, including sales and marketing, and scientific personnel; and

•	other specific risks that may be referred to in this report, including those under “Risk Factors”.

All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects, current expectations, forecasts, and plans and objectives of management are forward-looking statements. When used in this report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update any forward-looking statements or other information contained herein, except as required by federal securities laws. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We have disclosed important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since July 6, 2006. From July 6, 2006 through October 22, 2006, our trading symbol was HXPL.OB and since October 23, 2006 our trading symbol has been CCGY.OB. Prior to July 6, 2006, there was no active market for our common stock. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year 2006

Third Quarter (from July 6, 2006)	$0.68	$0.23

Fourth Quarter	$2.70	$0.22

Fiscal Year 2007

First Quarter	$3.10	$1.85

Second Quarter	$2.70	$1.35

Third Quarter (through July 9, 2007)	$1.50	$1.10

The last reported sales price of our common stock on the OTC Bulletin Board on June 29, 2007 was $1.45 per share. As of June 29, 2007, there were approximately 71 holders of record of our common stock.

We do not have any equity compensation plans.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read together with the information contained in the consolidated financial statements, pro forma financial statements and the related notes included elsewhere in this prospectus. The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion contains forward-looking statements.  Please see “Forward-Looking Statements” and “Risk factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements.  The operating results for the periods presented were not significantly affected by inflation.

Company Overview

We were originally incorporated in Delaware under the name “Hurley Exploration Inc.” on November 12, 2004 to conduct mineral exploration activities. On October 13, 2006, in anticipation of our acquisition of China Clean Energy Resources, Ltd., we abandoned this enterprise and changed our name to China Clean Energy Inc. On October 24, 2006, we acquired China Clean Energy Resources, Ltd. pursuant to the terms of a Share Exchange Agreement. This transaction was accounted for as a reverse acquisition (recapitalization), with China Clean Energy Resources, Ltd. deemed to be the accounting acquirer and us as the legal acquirer. Accordingly, the financial statements are those of China Clean Energy Resources, Ltd. and its subsidiary to October 24, 2006. The basis of the assets, liabilities and retained earnings of China Clean Energy Resources, Ltd., the accounting acquirer, were carried over in the recapitalization. Upon the closing of this transaction, we became a Chinese renewable resource-based biodiesel and specialty chemicals manufacturer and distributor.

China Clean Energy Resources, Ltd. was incorporated in the British Virgin Islands on February 13, 2006 for the sole purpose of holding a 100% interest in Fujian Zhongde Technology Co., Ltd. As such, China Clean Energy Resources, Ltd. does not conduct any substantive operations of its own, but rather conducts its primary business operations through Fujian Zhongde Technology Co., Ltd., a Chinese company that was incorporated in the Province of Fujian, China on July 10, 1995.

Discussion and Analysis of Financial Condition and Results of Operations

Three Month Period Ended March 31, 2007 Compared to Three Month Period Ended March 31, 2006.

Revenues. During the quarter ended March 31, 2007, we had net sales of $4,138,366, as compared to $2,852,910 during the quarter ended March 31, 2006, representing an increase of approximately 45%. This increase was primarily attributable to expanded biodiesel and specialty chemical production capacity, increased sales volume, a larger sales force and higher prices for specialty chemicals.

Gross Profit. Cost of goods sold, which consists of direct labor, overhead and product costs, was $2,989,949 for the quarter ended March 31, 2007, as compared to $2,065,204 for the quarter ended March 31, 2006. We had a gross profit of $1,148,417 for the quarter ended March 31, 2007, as compared to $878,706 for the quarter ended March 31, 2006, representing gross margins of approximately 27.75% and 27.61%, respectively. The increase in gross profits was primarily attributable to higher specialty chemical prices that were marginally offset by lower biodiesel prices.

Selling Expenses. Selling expenses, which consist of advertising and promotion expenses, freight charges, exporting expenses, and wages and salaries totaled $213,243 for the quarter ended March 31, 2007, as compared to $82,211 for the quarter ended March 31, 2006, representing an increase of approximately 159%. This increase was primarily attributable to increased specialty chemical exports (39.37% of our total sales during the quarter ended March 31, 2007, as compared to 30% of our total sales during the quarter ended March 31, 2006) and related export and freight charges, and our expanded sales team and activities that are in turn reflected in our increased sales. We believe that our selling expenses will continue to increase slightly as sales continue to grow.

General and Administrative and Other Operating Expenses. General and administrative and other operating expenses totaled $335,933 for the quarter ended March 31, 2007, as compared to $50,699 for the quarter ended March 31, 2006, an increase of approximately 562.60%. This increase is primarily attributable to the increase in auditing, legal, investor relations, and financial advisory fees associated with being a public company, as compared to our limited expenditures in general and administrative matters as a private company during the quarter ended March 31, 2006. Some of these expenses are nonrecurring expenses related to our “reverse acquisition” of China Clean Energy Resources Ltd. in October 2006.

Net Income. We had a net income of $507,670 for the quarter ended March 31, 2007, as compared to net income of $438,115 for the quarter ended March 31, 2006, representing an increase of approximately 16%. This increase in net income was attributable to the $1,285,456 increase in net revenue and offset by the increase in selling and general administrative expenses ($131,032 and $285,234 during the quarters ended March 31, 2006 and 2007, respectively), increase in depreciation of property, plant and equipment. On March 9, 2007, we received approval from the local Chinese tax authority to be treated as a tax exempt entity in 2007 and to be subject to a reduced income tax rate of 12% (vs. regular 25% corporate income tax in China) between January 1, 2008 and December 31, 2010.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005.

Revenues. During the year ended December 31, 2006, we had net sales of $13,489,710, as compared to net sales of $10,040,188 during the year ended December 31, 2005, an increase of approximately 34.36%. This increase is attributable to our expanded sales force and the introduction of new products.

Gross Profit. Cost of goods sold, which consists of direct labor, overhead and product costs, was $9,699,164 for the year ended December 31, 2006, as compared to cost of goods sold of $7,270,006 for the year ended December 31, 2005. We had a gross profit of $3,790,546 for the year ended December 31, 2006, as compared to gross profit of $2,770,182 for the year ended December 31, 2005, representing gross margins of approximately 28.10% and 27.59%, respectively. The increase in gross profits is attributable to increased sales.

Selling Expenses. Selling expenses, which consist of advertising and promotion expenses, freight charges, exporting expenses, and wages and salaries totaled $411,850 for the year ended December 31, 2006, as compared to $390,259 for the year ended December 31, 2005, an increase of approximately 5.53%. This increase is primarily attributable to our expanded sales team and activities that are in turn reflected in our increased sales. We believe that our selling expenses will continue to increase as sales continue to grow.

General and Administrative and Other Operating Expenses. General and administrative and other operating expenses totaled $1,233,646 for the year ended December 31, 2006, as compared to $373,171 for the year ended December 31, 2005, an increase of approximately 230.58%. This increase is primarily attributable to the increase in auditing, legal, investor relations, and financial advisory fees incurred in 2006 and our “reverse acquisition” of China Clean Energy Resources, Ltd. on October 24, 2006. Expenses for the year ended December 31, 2006, include a nonrecurring, one time charge of $464,550 for consulting fees paid in cash and stock relating to the “reverse acquisition” of China Clean Energy Resources, Ltd.

Net Income. We had a net income of $1,269,860 for the year ended December 31, 2006, as compared to net income of $1,310,211 for the year ended December 31, 2005, a decrease of approximately 3%. This decrease in net income was attributable to the $860,475 increase in general and administrative and other operating expenses and the $122,810 increase in income taxes, offset by the $1,020,364 increase in gross profit. Without the nonrecurring one time charge of $464,550 relating to the “reverse acquisition” of China Clean Energy Resources Ltd., the net income for the year ended December 31, 2006 would have been $1,734,410, an increase of approximately 32%.

Liquidity and Capital Resources

We have historically met our liquidity and capital requirements from a variety of sources, including internally generated cash, short-term borrowings from both related parties and financial institutions, and sales of common stock.

Three Month Period Ended March 31, 2007 Compared to Three Month Period Ended March 31, 2006.

As of March 31, 2007, and December 31, 2006, we had cash and cash equivalents of $897,178 and $2,241,712, respectively. The decrease in cash and cash equivalents was due primarily to the $1,826,940 used in investing activities for the deposit paid in connection with a contract for land use rights for our Jiangyin plant and the reduction in cash generated in operating activities. The $1,826,940 deposit for purchasing the land use right at Jiangyin industrial park, Fujian province is associated with our plan to build a second biodiesel refinery starting in 2007 with an annual capacity of 100,000 tons.

  The $236,301 net cash provided by operating activities in the quarter ended March 31, 2007 was primarily attributable to our $400,706 net income, $212,021 from depreciation, amortization expenses, and effect of exchange rate changes on cash and cash equivalent, a $246,604 increase in accounts payable and accrued liabilities, offset by a $282,933 increase in accounts receivable, and a $230,830 decrease in taxes refundable, due to other related parties, and income tax payable.

The $242,410 net cash provided by financing activities in the quarter ended March 31, 2007 was primarily attributable to $553,489 in long term loans and offset by a $311,079 decrease in short term loans.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005.

As of December 31, 2006 and December 31, 2005, we had cash and cash equivalents of $2,241,712 and $3,175,128, respectively. The decrease in cash and cash equivalents was due primarily to the $2,703,910 used in investing activities, offset partially by the $1,397,579 provided by operating activities and the $257,905 provided by financing activities.

Net Cash from Operations. Net cash derived from operating activities totaled $1,397,579 for the year ended December 31, 2006, as compared to $1,316,841 for the year ended December 31, 2005, an increase of approximately 6%. This increase was primarily due to an increase in net income and was partly offset by an increase in accounts receivable an increase in legal, auditing, investor relations, and financial advisory fees and decrease in accounts payable.

Net Cash From/Used For Investing. Net cash used in investing activities was $2,703,910 for the year ended December 31, 2006, as compared to $981,657 for the year ended December 31, 2005. This increase was the result of major expansions in biodiesel and specialty chemical production capacities and an upgrading project for chemical products.

Net Cash Provided By/Used in Financing Activities. Net cash of $257,905 was provided by financing activities as of the year ended December 31, 2006, as compared to net cash provided by financing activities of $1,552,394, for the year-ended December 31, 2005, the $275,905 provided by financing activites in 2006 was primarily attributable to $1,265,000 net proceeds from sale of common stock offset by $753,420 dividends paid and $296,525 in repayments of loans from related parties.

Changes in Inventories. Inventory at December 31, 2006 was $941,933, as compared to $1,300,134 for the year ended December 31, 2005. The decreased amount of inventory in 2006 resulted from our more efficient use of inventory and lower inventory levels due to our undertaking of a major expansion and upgrading of our production facilities in 2006.

Working Capital. As of December 31, 2006, we had working capital of $3,415,084 as compared to $3,445,777 as of December 31, 2005. This decrease was primarily due to capital expenditures used for a major expansion in biodiesel and specialty chemical production capacities and an upgrading project for chemical products that was undertaken during 2006. Additionally, an increase in legal, auditing, investor relations, and financial advisory fees from our becoming a public traded company on October 24, 2006, also contributed to the reduction of working capital. Nevertheless, we believe that our current operating activities together with the proceeds from our private placements in October 2006 and November 2006 will enable us to meet our anticipated cash requirements for fiscal 2007 under normal operations.

On December 25, 2006, Fujian Zhongde executed a contract to acquire land use rights for 50 years for certain land located in the Fujian Province of the Peoples Republic of China for a total purchase price of approximately $2,400,000. 50% of the purchase price has been paid, 30% is due March 25, 2007, and 20% is due June 25, 2007. The contract also contemplates that a new affiliated company o Fujian Zhongde will build a new biodiesel facility on this land costing approximately $15,000,000. Financing of the land use rights and subsequent construction costs is expected to come from a future private placement of the Company’s common stock and/or debt financing. However, there is no assurance that the Company will be able to secure such financing.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based upon the consolidated financial statements of us and our subsidiaries, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of the financial statements we are required to make estimates and judgment that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities and Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principals upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition. We recognize sales when the revenue is realized or realizable, and has been earned, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. Our sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of our products are sold FOB (“free on board”) shipping point. Title to the product passes when the product is delivered to the freight carrier.

Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of our products that are sold in the People’s Republic of China are subject to a local value-added tax at a rate of 17% of the gross sales price or at a rate approved by the local government. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing their finished product.

Accounts Receivable, Trade and Allowance for Doubtful Accounts. Much of our business operations are conducted in the People's Republic of China. During the normal course of business, we extend unsecured credit to our customers. Accounts receivable, trade outstanding at December 31, 2006 and 2005 amounted to $2,191,007 and $1,708,224, respectively. Management reviews accounts receivable on a regular basis to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. As of December 31, 2006 and 2005, allowances for doubtful accounts were $228,604 and $170,822, respectively.

Inventories. Inventories are stated at the lower of cost (first in, first out method) or at market. We review our inventory on a regular basis or to determine if any reserves are necessary for potential obsolescence. As of December 31, 2006 and 2005, we determined that no reserves were necessary.

Patent Expense. We capitalize all direct incremental costs associated with initial patent filing costs and amortize the costs over the estimated remaining life of such patent. Patents are reviewed regularly and the remaining carrying amount of any patents deemed not commercial or cost effective are written off.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation. We believe that inflation has not had a material effect on our operations to date.

Income Taxes. We adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes. Since we had no operations within the U.S., there is no provision for U.S. income taxes and there are no deferred tax amounts at December 31, 2006 and 2005. The charge for foreign income taxes is based on the results for the year as adjusted for nontaxable income and nondeductible expenses. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principal, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle current tax assets and liabilities on a net basis.

Our subsidiary, Fujian Zhongde Technology Co., Ltd., is governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Under the Income Tax Laws, foreign investment enterprises (“FIE”) generally are subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions of cities for which more favorable effective tax rates apply.

Upon approval by the People’s Republic of China tax authorities, FIE’s scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% exemption for the next three years.

As Fujian Zhongde Technology Co., Ltd. became a FIE starting February 20, 2006 when it merged with China Clean Energy Resources, Ltd., it would receive the above described FIE tax benefit upon approval from the People’s Republic of China. If the People’s Republic of China’s approval is obtained, Fujian Zhongde will be exempt from income taxes for two years and thereafter 50% exempt for the next three years.

Value Added Tax (VAT). Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the People’s Republic of China are subject to a value added tax in accordance with People’s Republic of China laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of our finished products can be used to offset the VAT due on sales of the finished product.

Fujian Zhongde Technology Co., Ltd. will get a 13% refund on the VAT amount paid for the first five years of the operations for exported products.

Recently Issued Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 156, “Accounting for Servicing of Financial Assets” (FAS 156), which amends FASB Statement No. 140. FAS 156 specifically provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. FAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, with early adoption being permitted. Our adoption of FAS 156 is not currently expected to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007. Our adoption of FIN 48 is not currently expected to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of its defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plans assets and obligations as of the employer’s fiscal year end balance sheet (with limited exceptions). Under SFAS No. 158, we will be required to recognize the funded status of our defined benefit plans and to provide the required disclosures for fiscal years ending after December 15, 2006. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our consolidated financial position and results of operations.

In February 2007, FASB issued statement of Financial Accounting Standard No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, SFAS No. 159 will have on our financial statements and results of operations.

Seasonality

Our quarterly sales and operating results may vary significantly from quarter to quarter as a result of seasonal changes in market demand as well as weather. Historically, sales are highest during the third and fourth quarters as a result of good weather and robust bookings in the second quarter.

BUSINESS

Company Overview

We, through our wholly-owned subsidiary, Fujian Zhongde Technology Co., Ltd., are engaged in the development, manufacturing, and distribution of biodiesel and specialty chemical products made from renewable resources. Fujian Zhongde Technology Co., Ltd. was incorporated in the Fujian Province of the People’s Republic of China in 1995. Since inception, we have been engaged in the manufacture of high-quality specialty chemical products from renewable resources. Through cooperation with outside experts at various research institutes and our research and development efforts, we formulated a proprietary process for refining biodiesel from vegetable oils and waste grease. Using this proprietary process, we began producing biodiesel in 2005 and commenced selling biodiesel commercially in December 2005.

Products

Biodiesel Segment

In November 2005 we filed an application with the State Intellectual Property Office (SIPO) of the People’s Republic of China for patent protection for our method of producing biodiesel from monomer acid. The patent application is still pending and the patent has not yet been issued. In December 2005, we began producing biodiesel and currently sell our biodiesel to regional service stations.

The term “biodiesel” generally refers to methyl esters (sometimes called “fatty acid methyl esters”) made by transesterification, a chemical process that reacts a “feedstock” oil or fat with methanol and a potassium hydroxide catalyst.  The “feedstock” can be vegetable oil, such as that derived from oil-seed crops (e.g. soy, sunflower, cottonseed, rapeseed, etc.), or used frying oil (e.g. yellow grease from restaurants).  In addition to biodiesel, our production process typically yields co-products that can be turned into an array of valuable specialty chemicals. We believe that this specialty chemical co-production capability improves the economic viability of producing biodiesel.

According to the National Biodiesel Board (in the United States), “biodiesel” is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines.  Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats.  Biodiesel is produced from feedstock, which comes from animal fats or vegetable oils.

According to the National Biodiesel Board, biodiesel can be used in virtually any diesel engine without modification. It can be used in its pure form (called B100) or as a blend with petroleum diesel at any ratio. It can also be stored in the same containers as petroleum diesel, which allows it to use the current fuel supply infrastructure that is already in place. Biodiesel has a higher flash point (the point at which fuel ignites) than petroleum diesel, according to the National Biodiesel Board. This characteristic makes biodiesel safer than petroleum diesel because it will not combust as easily.

A commonly used form of biodiesel is a 20% blend of biodiesel with 80% petroleum diesel, known as B20.  This has become a common practice of balancing benefits with costs and addressing cold weather and solvency considerations associated with biodiesel. Biodiesel provides similar horsepower and fuel economy as petroleum diesel with superior lubricity to reduce wear and tear on engines.

Chemicals Segment

We manufacture and sell a variety of industrial products using environmentally-focused chemicals derived from renewable resources, such as waste vegetable oils. Our product categories include polyamide hot-melt adhesives, printing inks, alcohol and benzene-soluble polyamide resins and various fatty acids, such as dimer acid.  We believe that our vegetable oil-based products will be viewed as an increasingly attractive alternative to products made with petroleum-based chemicals as a result of rising oil prices and possible shortages, as well as increased awareness and concern for protecting the environment.

Hot- Melt Adhesives.  We manufacture dimer acid-based polyamide hot-melt adhesives and a wide variety of high-performance polyamide hot-melt adhesives. We offer products with varying softening points, tensile strengths, viscosities and adhesion strengths.  These products are used in a wide range of applications, from book-binding and adhesion of fabrics, leather, plastic and wood to cementation of metal, ceramics and electronic components.

Polyamide Resins.  We offer a wide variety of alcohol-soluble and benzene-soluble polyamide resins for use in printing inks.  Our alcohol-soluble resins have good glossiness, adhesion, heat stability and anti-freeze ability and are used primarily in various kinds of bucked plate plastic-based inks such as polypropylene, polyethylene, terylene, cellophane and paper. Our benzene-soluble polyamide resins are characterized by good dissolving ability, leveling and liberation, excellent glossiness, excellent anti-gelling properties and adhesion to plastic membranes. They are used primarily in gravure printing inks and are compatible with gravure printers that have varying rotating speed capabilities. In addition, we manufacture low molecular weight liquid polyamide resin, a flexibilizer and curing agent for epoxy resin. It is used in epoxy coating, epoxy adhesive, epoxy casting seal and epoxy varnish.

Dimer, Stearic and Monomer Acids.    These are fatty acids that are used for a variety of lubricating, flexibilizing, surfactant and emulsifying applications. Dimer acid is used in the production of resins, lubricants, coatings and corrosion-resistant agents. Stearic acid, produced by hydrolysis and rectification of various kinds of vegetable oils, is widely used in plastic flexibilizers, stabilizers, surfactants and soap bases. Monomer acid, a by-product from dimer and oleic acid processing, is used in plastics, lubricants, leather agents, detergents, soaps and alkyd resins.

Printing Inks. We manufacture a variety of printing inks for gravure surface printing, gravure inner printing and flexible typographic printing on plastic, aluminum foil and paper.

The following table shows our total sales volume broken down by product category for the twelve-month period from January 1, 2006 through December 31, 2006. As shown in the table, during the twelve-month period ending December 31, 2006, dimer acid was our top selling product, accounting for 26.2% of total sales. However, biodiesel was our fastest growing product in terms of sales volume in 2006.

	Products Sold	% of Total Sales for the Period
1.	Dimer Acid	26.2%
2.	Biodiesel	24.9%
3.	Polyamide Resin	22.6%
4.	Printing Ink	10.1%
5.	Fatty Acid	4.8%
6.	Hot-Melt Adhesive	4.6%
7.	Stearic Acid	3.1%
8.	Vegetable Asphalt	2.7%
9.	Oleic Acid	0.6%
10.	Glue Water	0.4%
	Total	100%

The following table shows our total sales volume broken down by product category for the twelve-month period from January 1, 2005 through December 31, 2005. As shown in the table, during the twelve month period ended December 31, 2005, dimer acid was our top selling product, accounting for 33.7% of total sales.

	Products Sold	% of Total Sales for the Period
1.	Dimer Acid	33.7%
2.	Polyamide Resin	22.6%
3.	Printing Ink	15.5%
4.	Fatty Acid	10.0%
5.	Stearic Acid	7.8%
6.	Vegetable Asphalt	4.8%
7.	Biodiesel	2.4%
8.	Hot-Melt Adhesive	1.7%
9.	Liquid Polyamide Resin	0.7%
10.	Oleic Acid	0.5%
11.	Glue Water	0.4%
	Total	100%

Biodiesel Benefits

 Significant Reductions in Greenhouse Gas and Other Emissions on a “Well-to-Wheels” Basis. We believe that the main benefit derived from using biodiesel comes from the reduction in carbon dioxide and other emissions generated when using this biodegradable, low toxicity fuel.

Petroleum diesel, in contrast to biodiesel, produces high levels of carbon dioxide (CO2), a greenhouse gas that is widely believed to be a significant contributor to global warming.  It also produces other harmful pollutants, namely:

•	carbon monoxide (CO), a poisonous gas that causes smog;

•	particulates that contribute to respiratory infections, including asthma;

•	sulfur, which contributes to the formation of acid rain; and

•	unburned aromatic hydrocarbons that create smog and may be a contributing cause of cancer.

By comparison, whether used in its pure form or blended with petroleum diesel, biodiesel produces significantly lower levels of harmful emissions of carbon monoxide, particulates and unburned aromatic hydrocarbons. In addition, because biodiesel is virtually free of sulfur, we believe that the use of biodiesel will not contribute to acid-rain pollution.

Moreover, according to The Office of Renewable Fuels and Co-Products of the Iowa Department of Agriculture and Land Stewardship, when comparing biodiesel and petroleum diesel, a 100% biodiesel blend (B100) lowers carbon monoxide (CO) emissions by 44%, particulate matter emissions by 40% and sulfate emissions by 100%. A blend of blend of 20% biodiesel and 80% petroleum diesel (B20), on the other hand, lowers carbon monoxide (CO) emissions by 9%, particulate matter emissions by 8% and sulfate emissions by 20%. When B20 is used along with an oxidation catalyst, it reduces particulate matter by 45%, carbon monoxide by 41% and total hydrocarbons by 65%.

Biodegradability.    According to a study performed at the University of Idaho in 2004, biodiesel tends to degrade more rapidly than petroleum diesel.

Improved Safety.    According to the U.S. Department of Energy, the flash point, or temperature at which fuel “autocombusts” under pressure, of biodiesel blends increases as the percentage of biodiesel increases. Therefore, pure biodiesel or blends of biodiesel with petroleum diesel are safer to store, handle, and use than petroleum diesel.

Better Lubricity. According to the National Biodiesel Board, the addition of biodiesel, even in very small quantities, has been shown to provide increases in fuel lubricity using a variety of bench scale test methods.

Alternative Fuel Performance.   According to a 1998 study jointly sponsored by the U.S. Department of Agriculture and the U.S. Department of Energy, biodiesel and petroleum diesel have very similar energy efficiencies.

Biodiesel Drawbacks

Biodiesel has long been shown to reduce all regulated emissions, with the exception of nitrous oxide (NOx) emissions, which are a contributing factor in the localized formation of smog and ozone. Certain studies suggest a slight increase in NOx emissions, which varies widely based upon the type engine and type of biodiesel used. NOx emission increases range from 1-15%. NOx emissions can be reduced through additives in the biodiesel. Emissions can also be reduced through the lowering of the combustion temperature of the fuel, which will decrease NOx emissions to, or below, the conventional fossil diesel level of NOx emissions.

Another issue with biodiesel is the effect of extreme cold weather. According to the National Biodiesel Board, Biodiesel has a higher flash point compared to conventional fossil diesel, which could cause diesel engine startup problems in cold weather areas when using high content biodiesel (such as B50 or B100). Cold temperatures cause wax crystals to form which plug fuel filters. Different derivatives of biodiesel result in different temperature thresholds, for example, soy biodiesel can be used down to -1C, and cooking oil biodiesel can be used down to -9-12C. Conventional fossil diesel goes down to -29C. In order to compensate for cold temperatures a number of things can be done. Additives can be added to the fuel, and electrical elements, fuel tank heaters, and coolant operated fuel heaters can be added which heat the fuel. Other than these issues biodiesel is easily compatible with current fuel infrastructure and diesel engines.

Other concerns, according to The Diesel Technology Forum, include potential oxidation, microbial growth and changes in performance characteristics in vehicles when stored in underground over a period of time without use.

From an economic perspective, average cost of biodiesel generally exceeds that of petroleum diesel fuel, though its pump price is often subsidized to make it competitive with regular diesel fuel. Use of biodiesel can also result in some reduction in fuel economy depending on the blend due to biodiesel’s slightly lower energy content.

The Specialty Chemical and Biodiesel Markets

We believe that oil price trends, global warming, and other environmental sustainability issues are rapidly increasing the demand for chemicals and fuels derived from renewable resources.  Global prices for gasoline, diesel fuels and chemicals have been rising in the past few years as oil prices continue to increase and supply concerns accelerate. Elevated oil prices not only drive gasoline and diesel fuel prices higher but also create pressure on a wide range of petrochemical derivatives such as nylon (polyamides).  In addition, technological innovations, profit motive, and the desire to reduce reliance on oil have moved bio-based chemistry and fuel production to the forefront of the global marketplace.  As a result, we believe the economic, social, and environmental benefits of a new generation of bio-refinery products are rapidly becoming integrated into global economies.

People's Republic of China Specialty Chemicals Market

We view the People’s Republic of China as the world’s most attractive market for commodity and specialty chemicals alike. We believe that the long-term demand for commodity and specialty chemicals is likely to grow at a faster rate in the People’s Republic of China than in North America and Western Europe.  As such, we believe that the People’s Republic of China will be a very attractive market for commodity and specialty chemicals for the foreseeable future. Demand comes from both rising domestic consumption and the country’s thriving exporters. Demand for our specialty chemical products (printing inks, adhesives, resins, and intermediary substances) continues to accelerate with the rise in domestic consumption, expansion of the People’s Republic of China’s exports and an increasing global appetite for non-petroleum based, specialty chemical products. Building and construction continues to grow at increasing rates in the People’s Republic of China and domestic consumers with more disposable income are creating new and increased demand for a wide range of products, many of which contain our adhesives, inks, polyamides, resins and related products.

In addition, the People’s Republic of China’s export manufacturing base continues to expand. The global chemical market is experiencing fundamental changes in how it operates as economic, environmental, and political pressures force the industry to rely less on petroleum products.  A wave of renewable or biotech products is already replacing petroleum-based raw materials in a wide array of markets such as plastics, fibers, adhesives, resins and more. We believe the main drivers behind the acceptance of chemicals derived from renewable resources as replacements for petrochemicals are price, performance, and environmental sustainability.

Petroleum, waste, regulatory, and environmental cost pressures are now evident throughout the supply chain for chemical products.  As oil prices rise and companies continue to disassociate themselves from any chemical in their supply chain that is recognized as being hazardous or harmful to the environment, petrochemicals are being replaced by environmentally pleasing chemistry alternatives.

People’s Republic of China Biodiesel Market

The People’s Republic of China biodiesel industry is still very much in its infancy. We estimate that the current total production of biodiesel nationwide is only approximately 100,000 tons while the total consumption of petroleum diesel in the People’s Republic of China is in excess of 100 million tons annually. With soaring oil prices and worsening pollution, the People’s Republic of China is expected to promote low-polluting alternatives to foreign oil and we anticipate biodiesel being recognized as a leading near term solution. Further, we believe the integration of biodiesel into the fuel supply of the People’s Republic of China can be swift and immediate, as biodiesel can be blended at any level with petroleum diesel or used in its pure form (B100) and biodiesel also make use of the existing petroleum infrastructure; i.e., tankers, storage depots, and filling stations.

Today, the government of the People’s Republic of China and an increasing number of governments around the world are encouraging the introduction of biodiesel into their transport fuel mix to reduce harmful carbon dioxide emissions, improve air quality, and lessen dependence on imported fuels.

People’s Republic of China Legislation.   Recently, the Standing Committee of the National People’s Congress passed “The Renewable Energy Law of the People’s Republic of China”.  The legislation aims to “promote the development and utilization of renewable energy, improve the energy structure, diversify energy supplies, safeguard energy security, protect the environment and realize the sustainable development of the economy and society.”  This legislation states that fuel retail businesses must begin to include “biological liquid fuel” in their enterprises or they will suffer imposed fines.

Potential for Increase in Diesel Engines.   The People’s Republic of China central government introduced an updated Auto Policy in 2004, which stipulates that gasoline consumption should decline 15% by 2010. The People’s Republic of China’s recent gasoline shortages and the enforcement of this new policy may be likely to increase the adoption of diesel cars over the next several years.

We believe that in comparison to gasoline-powered cars, diesel-powered cars are more fuel-efficient, more environmentally friendly, better suited for urban driving, safer, and more durable.

Competition

Renewable Resource Chemicals

We have several major competitors that also produce specialty chemicals from renewable resources. For instance, Jiangsu Yonglin Oil & Grease Chemicals Co., Ltd., located in the northern part of Jiangsu Province, produces polyamide resins from oleic acid. Shanghai Jiangqiao Chemical Factory, a private company located in a suburb of Shanghai, produces dimer acid from oleic acid.  Zhejiang Henghua Huagong Co., Ltd., located in the Zhejiang Province, manufactures alkyd resin and polyamide resin from oleic acid. Zhejiang Huangyan Resin Chemical Industry Co., Ltd., located in Zhejiang Province, manufactures polyamide resin from oleic acid.

Biodiesel

In the area of biodiesel production, we are aware of the existence of at least four main domestic competitors: Handan Gushan Bio-energy Co., Ltd., located in Handan, Hebei Province, Longyan Zhuoyue New Energy Development Co., Ltd., located in Longyan, Fujian Province, Wuxi Huahong Bio-fuel Co., Ltd., located in Wuxi, Jiangsu Province and China Biodiesel International Holding Co. Limited, located in Longyan, Fujian Province

In addition, we may face competition from foreign competitors if such competitors choose to export their biodiesel to the People’s Republic of China.

Competitive Advantages and Strategy

Chemicals

We believe that our product formulations, price points, relationships, infrastructure, quality control standards, and reputation provide us with competitive advantages.  We are currently able to maintain a lower cost structure than competitors based in the U.S. and Europe. Furthermore, we believe our competitive advantage in the People’s Republic of China is protected by our knowledge of government regulations, business practices, and strong relationships.

In comparison to our competitors in the People’s Republic of China, we believe we possess greater technological expertise, marketing knowledge and global relationships.  We also view our proprietary line of multi-purpose hot-melt adhesives as key technological advantages. In addition, we believe domestic competitors typically lack the global marketing capability and reputation that we currently enjoy and are continuing to strengthen.

Biodiesel

We believe that we enjoy a material presence in the biodiesel industry near the Fujian Province, as there are only a handful of other companies currently in the market, some of which are still months or even years away from actual production. In addition, we believe our industry relationships, contracts with feedstock suppliers, cost efficient manufacturing methods and an ability to sell diesel co-products to our specialty chemical customers places us at a competitive advantage.

Growth Strategy

With growing global demand for transport fuels and clean technologies, we are focused on increasing our biodiesel production capacity. We plan to initially expand our existing 311,000 square-foot biodiesel and specialty chemical production facility located in the Fujian Province, People’s Republic of China. In addition, we are preparing to build several new biodiesel-focused production plants in

•
Jiangyin, a newly developed chemical industry zone near the harbor in the Fujian Province (approximately 15 kilometers from our existing plant to obtain synergies, greater efficiency and cost effectiveness),

•	in the Hebei Province and/or

•	in the Xinjiang Province.

As we grow and secure more customers, we will build more plants in strategic locations throughout the People’s Republic of China.

To this end, on December 25, 2006, we signed a contract to purchase land usage rights for 50 years for the construction of a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province, People’s Republic of China. We expect to break ground on the new biodiesel facility within the next six to nine months.

Our vision is to be the global market leader for the development and manufacturing of energy products and specialty chemicals made from renewable resources. Management intends to grow our business by pursuing the following strategies:

•	Grow capacity and capabilities in line with market demand increases;

•	Enhance our technology through innovation, research and study, and obtain global patent protection;

•	Continue to improve operational efficiencies and use of nearly all resource by-products;

•	Further expand into global markets and diverse industry sectors; and

•	Build a strong market reputation to foster and capture future growth in the People’s Republic of China and abroad.

We also plan to expand our existing refining facilities and launch additional plants, in addition to growing our specialty chemical business lines.

Existing Plant (Fulong Industrial Zone)

Our 311,000 square-foot manufacturing facility was originally erected in 1995 with a core focus on developing and manufacturing high-quality specialty chemical products from renewable resources. This ISO9001-certified plant is located in Fuzhou City’s technology and industrial zone in the Fulong Industrial Zone of the People’s Republic of China. We are currently in the process of expanding the capacity of this facility, and expect to complete the expansion within three months.

We anticipate that expansion of this plant will be completed with minimal disruption to our current infrastructure and production schedules.

Existing Production:

•	Annual Capacity - biodiesel: 10,000 tons or approximately 3 million gallons

•	Annual Capacity - specialty chemicals: 18,000 tons

Sales and Marketing

Specialty Chemicals

To date, we have developed relationships with current and future potential customers primarily through our participation and use of seminars, trade shows, industry conferences, websites and direct sales calls.  We hope to continue to build on our success by expanding our sales force in the People’s Republic of China and increasing our focus on international markets. As our business expands, we intend to develop several sales channels - direct sales, industry-specific manufacturer representatives and international strategic partnerships. Our sales strategy is designed to capitalize on our reputation, current industry trends and new market segments that have shown the most promise.

Biodiesel

We currently plan on concentrating our sales efforts on the local market in the People’s Republic of China, as demand is expected to increase steadily over the next decade. However, as the business expands, we will evaluate global biodiesel prices for opportunities abroad, depending upon shipping and export costs, as biodiesel can sell for up to 50% to 100% more at the wholesale level overseas in comparison to the price in the People’s Republic of China. While we do not plan to rely on our ability to export biodiesel for our main growth, we do view the export opportunity as a potential enhancement to our business plan, especially given the higher prices that biodiesel can be sold at markets abroad. We are currently studying our biodiesel export options.

We believe that manufacturing and feedstock cost differences create opportunities for import/export markets and cross-border investments. Such activities could substantially lower the cost and increase supplies to Europe and the U.S. A number of documents published by the International Energy Agency (IEA) discuss the development of international markets for biofuels, as there are fairly wide ranges of feedstock availability and production costs among countries and regions.

Intellectual Property

On November 9, 2005, our subsidiary, Fujian Zhongde Technology Co., Ltd., filed an application (Application No. 200510019790.9) with the State Intellectual Property Office of the People’s Republic of China (SIPO) for its process to produce biodiesel from monomer acid. On November 14, 2005, SIPO accepted this application.

On January 20, 2006, Fujian Zhongde Technology Co., Ltd. received preliminary patent approval from SIPO for its proprietary biodiesel production method.

We also own a patent for Multi-purpose Polyamide Hot Melt Adhesive and its Production Method, China Patent Registration Number ZL00132072.6 and International Patent Category #C09J177/00. The patent is valid for twenty years, from December 12, 2000 to December 11, 2020.

Customers

Biodiesel

We currently sell biodiesel to regional service stations in the People’s Republic of China. We believe that the market for biodiesel will expand and can absorb an increase in supply. Since we began selling biodiesel in December 2005 along with specialty chemicals, our best selling product has been biodiesel. In fact, from January 2006 through December 2006, sales of biodiesel accounted for approximately 25% of our total sales for that time period.

Chemicals

Our specialty chemical products are sold to companies domestically and exported globally to companies in Europe, the U.S. and Asia. We believe that high quality and low production costs have allowed us to gain successful entry into the global market and to diversify our customer base.

For the twelve-month period from January 1, 2006 through December 31, 2006, we achieved consolidated revenues of $13,489,710. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $3,154,627 in revenues. The following table depicts the top ten customers for the twelve-month period from January 1, 2006 through December 31, 2006.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Fuqing Zhongdong Filling Station	Biodiesel	$1,546,530	11.23%
2.	Fuqing Risheng Filling Station	Biodiesel	$1,372,151	9.96%
3.	Sanwa Chemicals Pte Ltd. (a subsidiary of Air Products & Chemicals, Inc.)	Specialty Chemicals	$1,172,683	8.51%
4.	HBG Explore Corporation	Specialty Chemicals	$1,166,476	8.47%
5.	Micro Ink Ltd	Specialty Chemicals	$884,429	6.42%
6.	Tianjin Subbranch Fuqing Zhongde Chemical, Ltd.	Specialty Chemicals	$522,169	3.79%
7.	Ink Products Co. Ltd	Specialty Chemicals	$411,205	2.99%
8.	Cangnan Oianku Sanlian Printing Ink Store	Specialty Chemicals	$381,584	2.77%
9.	Huiyang Dachang Industry Co. Ltd	Specialty Chemicals	$339,951	2.47%
10.	Advanced Chemical Co. Ltd	Specialty Chemicals	$337,430	2.45%
	Total (Top 10)		$8,134,608	59.06%
	Total (Company)		$13,772,797	100.00%

During the twelve-month period from January 1, 2005 through December 31, 2005, we had consolidated revenues of $10,040,188. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $6,026,959 in revenues. The following table depicts the top ten customers for the twelve-month period from January 1, 2005 through December 31, 2005. Please note that none of these customers were biodiesel customers, as we only began selling biodiesel commercially in December 2005.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Sanwa Chemicals Pte Ltd. (a subsidiary of Air Products & Chemicals, Inc.)	Specialty Chemicals	$1,846,156	18.4%
2.	Micro Ink Ltd	Specialty Chemicals	$848,672	8.5%
3.	HGB Explore Corporation	Specialty Chemicals	$761,526	7.6%
4.	Huiyang Dachang Industrial, Ltd.	Specialty Chemicals	$591,907	5.9%
5.	Shanghai Jinyi Printing, Ltd.	Specialty Chemicals	$551,106	5.5%
6.	Fujian Fuqing Melida Chemical, Ltd.	Specialty Chemicals	$333,414	3.3%
7.	Tianjin Subbranch Fuqing Zhongde Chemical, Ltd.	Specialty Chemicals	$309,922	3.1%
8.	Fuqing Southern Color Printing, Ltd.	Specialty Chemicals	$297,587	3.0%
9.	Advanced Chemicals Pte, Ltd.	Specialty Chemicals	$244,872	2.4%
10.	Fuzhou Xinqiang Trading, Ltd.	Specialty Chemicals	$241,796	2.4%
Total (Top 10)			$6,026,959	63.0%
Total (Company)			$10,040,188	100.00%

Principal Suppliers

During the [twelve-month period from January 1, 2006 through December 31, 2006], we had five feedstock suppliers who supplied more than 5% of our feedstocks.

Name of Supplier	Percentage of Feedstock Supplied for Period
1. Xinjiang Guangshen Technology Company Ltd.	21.25%
2. Fujian Quanzhou Zhongyuanlong Chemical Company Ltd.	21.24%
3. Shaxian Meiweike Forrestry Chemical Company Ltd.	17.01%
4. Changzhou Shuanyu Chemical Company Ltd.	11.00%
5. Fuqing Zhongde Waste Oil Recycling Company Ltd.	5.23%

Regulation

We are subject to environmental regulation by both the central government of the People’s Republic of China and by local government agencies. Since our inception, we have been in compliance with all applicable regulations.

Under the State Environmental Protection Administration of the People’s Republic of China, all chemical and biodiesel manufacturing facilities are required to obtain a Discharge Permit and a Safe Production Permit. We have both of these permits. These permits are valid for a period of three years and may be renewed for additional periods of three years. In order to renew the Safe Production Permit, the subject facility must not have had any accidents during the previous three years.  In addition, the local environmental protection administration inspects waste-water, gas and solid waste discharges and issues an examination report each calendar quarter. In order to renew the Discharge Permit, the subject facility must have consistently passed the local government inspections for the prior three years.

In addition, we expect the government of the People’s Republic of China to release an official standard for biodiesel within one year. We will seek to qualify our products for the biodiesel standard when it is released. We believe that we are well positioned to qualify due to our early production of biodiesel as well as our longstanding history of being in operation since 1995, among other things.

Legal Proceedings

We are not a party to any legal proceedings.

Property

Our Chinese headquarters are currently located in approximately 573 square meters of office space at Fulong Industry Zone, Longtian Town, Fuqing City, Fujian, China 35013.

We own a 311,000 square-foot manufacturing facility located at the same location. In the opinion of our management, this facility is adequately covered by insurance. In the People’s Republic of China, the ownership of land belongs to the government of the People’s Republic of China, and private entities and individuals can only acquire land use rights for a certain period of time. Our land use rights for our facility started on June 1, 1998 and expire on May 31, 2047.

On December 25, 2006, we signed a contract with Fuzhou City Jiangyin Industry District Management Committee to purchase land usage rights for 50 years at a purchase price of 18,549,000 Renminbi, or approximately $2.5 million. 50% of the purchase price was paid within 10 days of signing, with an additional 30% being due on the 3 month anniversary of the agreement and the remaining 20% due on the 6 month anniversary of the agreement. We plan to use this land usage right to construct a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province of the People’s Republic of China. The new factory site is approximately 50 miles from Fuzhou, the Capital City of Fujian Province, and 15 miles from our existing facility. We expect to break ground on the new biodiesel facility within the next six months, pending completion of the new Fuqing Jiangyin Industrial Park’s infrastructure construction. Work on this facility will be divided into two phases of construction. The first phase will require approximately a $9 million investment (including $2.5 million for land usage rights) and will increase our biodiesel production capacity by approximately 50,000 tons per year. The second phase will require an additional $6 million investment and will increase biodiesel production capacity approximately by an additional 50,000 tons per year. We expect the first and second phases of construction to be completed by the second half of 2008 and early 2008, respectively.

We rent office space at 17 Candlewood Drive, West Windsor, New Jersey, for 16,000 Renminbi per month (approximately $2,070 United States Dollars), pursuant to an Office Rental Agreement, dated February 28, 2007, with Sonia Ma. Pursuant to the terms of the Office Rental Agreement, Ms. Ma also provides us with office furniture, computer equipment, telephone service and voice mail at cost. The term of the Office Rental Agreement is for one year with an option to renew upon the mutual agreement of both parties.

Employees

We have 132 employees, 131 of which are full time employees. To the best of our knowledge, we are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

MANAGEMENT

The following table sets forth information regarding the members of our Board of Directors and our executive officers. All of our officers and directors were appointed on October 24, 2006, except for Gary Zhao who was appointed Chief Financial Officer on November 15, 2006. All directors hold office for one-year terms until the election and qualification of their successors.  Officers are elected annually by our Board of Directors and each officer serves at the discretion of the board.

Name	Age	Position
Tai-ming Ou	52	Chief Executive Officer and Chairman of the Board
Gary Zhao	44	Chief Financial Officer
Ri-wen Xue	42	Chief Operating Officer
Yun He	39	Senior Vice President of Sales and Distribution
Qin Yang	47	Director

Biographies

Tai-ming Ou, Chief Executive Officer and Chairman of the Board. Mr. Ou is one of our co-founders and has been our Chief Executive Officer since inception in 1995.  Prior to our founding, Mr. Ou was the Director of General and Administrative Office of Fuqing First Secondary School and was responsible for building construction, repair and maintenance and purchases of teaching instruments, property, plant and equipment, and office stationery. Mr. Ou was also in charge of operating and managing a factory run by the School. Mr. Ou is a certified senior economist in the People’s Republic of China. Mr. Ou graduated from Fujian Normal University in 1981 with a Bachelor’s degree in mathematics.

Gary Zhao, Chief Financial Officer. Mr. Zhao was appointed as our Chief Financial Officer on November 15, 2006. From July 2005 through November 14, 2006, Mr. Zhao was Vice President of CapGemini China, a global management consulting, information technology consulting and outsourcing firm. From July 2002 until July 2005, Mr. Zhao was a director in charge of Finance Performance Management and Corporate Strategy at Accenture China, where he provided financial management, Sarbanes-Oxley compliance and corporate strategy consulting services. From January 2001 until July 2002, Mr. Zhao was Chief Financial Officer of Chinatech International Software Ltd., a software company located in Beijing, the People’s Republic of China. Mr. Zhao received a Bachelor of Science in Metallurgical Engineering from Tsinghua (Qinghua) University in Beijing, the People’s Republic of China, in 1984, a Master of Science in Materials Science from University of Minnesota in 1989, and an MBA in Finance and Strategic Management from The Wharton School of the University of Pennsylvania in 1995.

    Ri-wen Xue, Chief Operating Officer. Mr. Xue joined us in early 2000 as Executive Secretary to the General Manager. In this capacity, Mr. Xue was in charge of assisting the General Manager in dealing with daily affairs, planning and implementing our business management system, adjusting our organizational chart, establishing employee job descriptions and functional department duties. In October 2002, Mr. Xue was promoted to Production Manager and became responsible for improving production processes and technology.  In December 2003, Mr. Xue was promoted to the position of Vice President - Production and Engineering, and Chairperson of the Board of Supervisors, where he was in charge of planning and carrying out new project development, streamlining production and engineering processes, and undertaking research and development, technology applications and improvements. In November 2006, Mr. Xue became our Chief Operating Officer. Prior to joining us, Mr. Xue was a Pipelining Operator, Quality Control, and Local Assistant Manager at the Chip Copperize Corporation in Japan from April 1995 to April 1999.  Mr. Xue is a certified senior economist and a certified senior engineer in the People’s Republic of China and graduated from Fujian Finance College in 1985 with a Bachelor’s degree in finance.

Yun He, Senior Vice President of Sales and Distribution. Mr. He is one of our co-founders and became Sales Manager in 1995, promoting sales of our resins and printing inks in the domestic People’s Republic of China market. Mr. He has been our Senior Vice President of Sales and Distribution since 1997. Prior to our formation, Mr. He established an export business in 1992 and engaged in international trade and exporting local garments, food, toys, ornaments and handicrafts to Russia, the Czech Republic and Germany. Mr. He graduated from Fujian Normal University in 1989 with a Bachelor’s degree in Chinese literature.

Qin Yang, Director. Ms. Yang is one of our co-founders and has been a director since inception in 1995. Ms. Yang had previously founded the Fuqing Welfare Garment Factory in 1984 and served as its Chief Designer and director. Ms. Yang graduated from Fujian Industrial Arts School in the Fujian province of the People’s Republic of China.

Mr. Ou and Ms. Yang are husband and wife.

Board Committees

Audit Committee. We intend to establish an audit committee of the board of directors by the end of 2007, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties will be to recommend to our Board of Directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls.  The audit committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. We intend to establish a compensation committee of the Board of Directors by the end of 2007.  The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers.

EXECUTIVE COMPENSATION

The following table sets forth certain information about compensation paid, earned or accrued for services by our Chief Executive Officer. None of our other executive officers received compensation in excess of $100,000 during the years ended December 31, 2005 and December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary	All Other Compensation	Total
Tai-ming Ou	2006	$13,153	—	$13,153
Chief Executive Officer	2005	$12,512	—	$12,512

Narrative Disclosure to Summary Compensation Table

Mr. Tai-ming Ou was one of our original founders in 1995 and has been working as our Chief Executive Officer since that time. In 2006, Mr. Tai-ming Ou’s compensation was at $1,096.08 per month or $13,153 per annum. In addition, we have agreed to pay Mr. Ou a one time cash incentive award of $7,700 in February 2007 for his performance and contribution to us in 2006. In 2007, Mr. Tai-ming Ou’s compensation is anticipated to be $1,282 per month or $15,384 per annum.

Compensation of Directors

The following table sets forth director compensation for the year ended December 31, 2006.

Director Compensation

Name	Fee Earned or Paid in Cash	All Other Compensation	Total
Qin Yang	$8,923	—	$8,923

Narrative to Director Compensation Table

Ms. Qin Yang, the wife of Mr. Tai-ming Ou, was one of our original founders in 1995 and has been one of our directors since that time. In addition, since June 2006, Ms. Yang has been an independent contractor entitled to receive $743 per month or $8,923 per annum. In addition, we have agreed to pay Ms. Yang a one time cash incentive award of $6,400 in February 2007 for her performance and contribution to us 2006. In 2007, Ms. Yang’s monthly compensation as an independent contractor is anticipated to be at $769 per month or $9,230 per annum.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Transactions that we have determined to be directly or indirectly material to the company or a related person are disclosed below. We believe each transaction is on terms no less favorable to us than the terms generally available to an unaffiliated third-party under the same or similar circumstances.

Mr. Tai-ming Ou, our Chief Executive Officer and Chairman, beneficially owns 40% of Fuqing Zhongyi Color Printing Co., Ltd., one of our vendors who supplies us with packaging and printing materials. During the fiscal year ended December 31, 2006 we paid $29,712.50 to Fuqing Zhongyi Color Printing Co., Ltd. for packaging and printing materials.

Mr. Tai-ming Ou, our Chief Executive Officer and Chairman, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Ou was for approximately $490,000 in September 2005. All loans provided to us by Mr. Ou were repaid in full during 2005, except for $5,656 which was repaid to Mr. Ou in May 2006.

Mr. Yun He, our Vice President of Sales and Marketing, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. He was for approximately $242,000 in September 2005. All loans provided to us by Mr. He were repaid in full during 2005, except for $14,516 which was repaid to Mr. He in February 2006.

Mr. Ri-wen Xue, our Chief Operating Officer and a Director, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Xue was for approximately $198,000 in September 2005. All loans provided to us by Mr. Xue were repaid in full during 2005, except for $86,772 which was repaid to Mr. Xue in January 2006.

Mr. Dian Yang, one of our principal stockholders, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Yang was for approximately $188,000 in September 2005. All loans provided to us by Mr. Yang were repaid in full during 2005, except for $74,376 which was repaid to Mr. Yang in January 2006.

Ms. Qin Yang, one of our Directors, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Ms. Yang was for approximately $168,000 in September 2005. All loans provided to us by Ms. Yang were repaid in full during 2005, except for $74,376 which was repaid to Mr. Yang in January 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of common stock beneficially owned as of June 29, 2007 by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our directors and executive officers; and

•	All of our directors and executive officers as a group.

Except as otherwise set forth below, the address of each of the persons listed below is Fulong Industry Zone, Longtian Town Fuqing City, Fujian, China 350315.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Shares Beneficially Owned (2)
Directors and Named Executive Officers:
Tai-ming Ou	8,477,350	(3)	39.4%
Qin Yang	8,477,350	(4)	39.4%
Nai-ming Yu	2,399,250		11.2%
Dian Yang	1,279,600		5.9%
Yun He	1,119,650		5.2%
Daiyi Chen	1,119,650		5.2%
Ri-wen Xue	959,700		4.5%
Gary Zhao	100,000	(5)	*
All officers and directors as a group (5 persons)	10,656,700		49.5%

* less than 1%

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person.  Also includes options and warrants to purchase shares of common stock exercisable within sixty (60) days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Based upon 21,512,269 shares of common stock outstanding on June 29, 2007, and including, with respect to each individual holder, rights to acquire common stock exercisable within 60 days.

(3)	Includes 3,518,900 shares of common stock held directly by Qin Yang, Mr. Ou’s wife, with respect to which Mr. Ou disclaims beneficial ownership.

(4)	Includes 4,958,450 shares of common stock held directly by Tai-Ming Ou, Ms. Yang’s husband, with respect to which Ms. Yang disclaims beneficial ownership.

(5)
Represents 100,000 shares of restricted common stock granted to Gary Zhao upon his appointment as Chief Financial Officer on November 15, 2006. Upon grant, all of these shares were subject to forfeiture by Mr. Zhao. However, on every one month anniversary of Mr. Zhao’s service as Chief Financial Officer, 8,333 shares cease being subject to forfeiture by Mr. Zhao.

SELLING  STOCKHOLDERS

Up to 2,905,000 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling stockholders, together with their transferees, pledgees, donees and successors, and includes the following:

•	1,250,000 shares of common stock that were issued to accredited investors in connection with private placements in October 2006 and November 2006; and

•	1,655,000 shares of common stock that were issued as compensation to various advisors and consultants.

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act of 1933, as amended.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering those shares. We will file a supplement to this prospectus to name the successors to any selling stockholder who would be eligible to rely on this prospectus to resell any shares of our common stock.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of our convertible debentures or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of June 13, 2007, are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 21,512,269 shares of common stock outstanding as of June 29, 2007.

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Anthony DiBenedetto	50,000	50,000	0	0
Sandor Capital Master Fund, L.P.(1)	250,000	250,000	0	0
Schreiber Family Trust DTD 2/8/95(2)	100,000	100,000	0	0
Barry Honig	200,000	200,000	0	0
Chase Mortgage, Inc.(3)	100,000	100,000	0	0
Devine Property, Ltd.(4)	100,000	100,000	0	0
Longview Fund, LP(5)	300,000	300,000	0	0
Michael Corwin	50,000	50,000	0	0
Liechtensteinshe Landesbank AG(6)	150,000	150,000	0	0
Yongfu Zhu(7)	408,333	408,333	0	0
Olivia Hsin-Yu Chao(8)	408,333	408,333	0	0
Fred Chang(9)	204,167	204,167	0	0
Liuyi Zhang(9)	204,167	204,167	0	0
Zuyuan Zheng(9)	175,000	175,000	0	0
Avenndi, LLC(10)	5,000	5,000	0	0
Charles M. Carlson	3,000	3,000	0	0
Jung Min Choi(11)	88,500	88,500	0	0
Cody Corrubia(11)	1,500	1,500	0	0
Michael Dowling(11)	1,500	1,500	0	0
Michael Gochman(11)	1,500	1,500	0	0
Minerva Gordian(11)	500	500	0	0
Todd Kice(11)	1,500	1,500	0	0
Julia Lu(11)	1,500	1,500	0	0
Melody Massey(11)	500	500	0	0
Timothy McCooey(11)	1,500	1,500	0	0
Matthew McGovern(11)	1,500	1,500	0	0
Jeffrey McLaughin(11)	20,000	20,000	0	0
Arkadiy Neyman(11)	3,000	3,000	0	0
John P. O’Shea(11)	63,000	63,000	0	0
Scott B. Powell(11)	1,500	1,500	0	0
Ichi Shih(11)	3,000	3,000	0	0
Joyce Spatafora(11)	500	500	0	0
Erik Warren(11)	1,500	1,500	0	0
Marika Xirouhakis(11)	1,500	1,500	0	0
Angelique Xirouhakis(11)	1,000	1,000	0	0
Spencer R. Ramsey(11)	500	500	0	0
John Marsala(11)	1,000	1,000	0	0
Sumiko Smith(11)	500	500	0	0

(1)
John Lemak is the General Partner of Sandor Capital Master Fund, L.P., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(2)
Daniel J. Schreiber is the Trustee of the Schreiber Family Trust DTD 2/8/95, and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(3)
Mark Herskovitz is Vice President and a control person of Chase Mortgage, Inc., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(4)
Melvyn L. Lieberman is the director of Devine Property, Ltd., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(5)
S. Michael Rudolph is the Chief Financial Officer and Managing Member of Viking Asset Management, LLC, the investment advisor of Longview Fund, LP., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(6)
Ekkehard Heeb and Peter Marxer are Assistant Managers and control persons of Liechtensteinshe Landesbank AG, and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(7)
During 2006, Yongfu Zhu served as a consultant to Fujian Zhongde Technology Co., Ltd., our indirect wholly owned subsidiary. As consideration for these consulting services, Mr. Zhu was issued 408,333 shares of common stock on October 24, 2006.

(8)
During 2006, Olivia Hsin-Zheng Yu Chao served as a consultant to Fujian Zhongde Technology Co., Ltd., our indirect wholly owned subsidiary. As consideration for these consulting services, Ms. Chao was issued 408,333 shares of common stock on October 24, 2006.

(9)
The selling stockholder is an affiliate of Allstar Capital, Inc. Allstar Capital, Inc. provides various business consulting services to us pursuant to that certain Amended and Restated Consulting Agreement, made on January 18, 2007, by and between Fujian Zhongde Technology Co., Ltd. and Allstar Capital, Inc. As consideration for these consulting services, we paid Allstar Capital $200,000 during 2006 and issued an aggregate of 583,334 shares of common stock to Fred Chang, Liuyi Zhang and Zuyuan Zheng as Allstar Capital, Inc.’s designees . While Allstar Capital, Inc. continues to provide us with consulting services under this agreement, no more compensation is owed to Allstar Capital, Inc.

(10)
John G. Kennedy is the Managing Director of Avenndi, LLC and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder. We engaged Avenndi, LLC on March 21, 2006 to develop our website, and in connection with those services we paid Avenndi, LLC $2,000 and issued it 5,000 shares of common stock.

(11)
The selling stockholder has advised us that such selling stockholder was an affiliate of Westminster Securities Corporation, a registered broker-dealer, at the time these shares were received. Under interpretations by the staff of the Securities and Exchange Commission, selling stockholders that are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, if such selling stockholder did not acquire its shares being offered in the ordinary course of business or had any arrangement or understanding, directly or indirectly, with any person to distribute the securities. This selling stockholder has advised us that it acquired the common stock in the ordinary course of business and, at the time of acquisition, did not have any arrangements or understandings, directly or indirectly, with any person to distribute the common stock. On September 19, 2006, we engaged Westminster Securities Corporation serve as our exclusive investment bank, for a term of two years, to help us secure up to $15,000,000 of financing, introduce us to potential merger candidates, introduce us to U.S. legal counsel and auditors and to provide us with financial advisory services. In connection with our October 2006 reverse merger and under this agreement, we paid Westminster Securities Corporation a cash advisory fee of $50,000 and issued it 200,000 shares of common stock. Should Westminster Securities Corporation help us secure any new financing during the its engagement, we are obligated to pay Westminster Securities Corporation a cash fee equal to 8% of the gross proceeds of such financing and issue it warrants to purchase 8% of the total shares of common stock issued and issuable from such financing.

DESCRIPTION OF SECURITIES

We are authorized to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock.  On June 25, 2007, there were 21,512,269 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution.  The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series.  Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Lock-up Agreements

All shares of common stock held by Fred Chang, Liuyi Zhang, Zuyuan Zheng, Yongfu Zhu, Olivia Hsin-Yu Chao and Avenndi, LLC are subject to lock-up provisions that provide restrictions on the future sale of common stock by the holders and their transferees. These lock-up provisions provide, in general, that their shares may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of for a period of 90 days following the declaration of effectiveness of the registration statement of which this prospectus forms a part. We will not consent to a public sale of common stock by these individuals prior to the expiration of the lock-up period, however under certain circumstances we may consent to a private sale by these individuals prior to the expiration of the lock-up.

On July 2, 2007, we agreed to release Zuyuan Zheng, Yongfu Zhu and Olivia  Hsin-Yu Chao from the lock-up provisions solely with respect to proposed private sales of our common stock to certain pre-approved purchasers.

On June 29, 2007, we entered into a letter agreement with each of Fred Chang and Liuyi Zhang whereby they each agreeed to lock-up 100,000 shares of our common stock for an additional twelve months following the 90 day period described above. Other shares of common stock held by each of Fred Chang and Liuyi Zhang are subject solely to the 90 day lock-up period described above.

Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses. We do not currently have any insurance on behalf of any director, officer, employee or office agent for liability arising out of their actions.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer existing as of the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

Anti-Takeover Effect of Delaware Law, Certain By-Law Provisions

Certain provisions of our Amended and Restated By-Laws are intended to strengthen the Board of Directors’ position in the event of a hostile takeover attempt. These provisions have the following effects:

•
they provide that only business brought before an annual meeting by the Board of Directors or by a stockholder who complies with the procedures set forth in the Amended and Restated By-Laws may be transacted at an annual meeting of stockholders; and

•	they provide for advance notice or certain stockholder actions, such as the nomination of directors and stockholder proposals.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock.

Trading Information

Our common stock is currently approved for quotation on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “CCGY.OB”. As soon as is practicable and assuming we satisfy the necessary initial listing requirements, we intend to apply to have our common stock listed for trading on the American Stock Exchange or NASDAQ Stock Market, although we cannot be certain that any of these applications will be submitted or approved.

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, Telephone: 212-509-4000.

PLAN OF DISTRIBUTION

We are registering 2,905,000 shares of common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers who may, in turn, engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. If a selling stockholder enters an arrangement with a broker-dealer for the sale of the common stock being registered, a prospectus supplement,  will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock. However, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, can also be accessed free of charge by linking directly from our website at www.chinacleanenergyinc.com on the “Investors” page through the “SEC Filings” link to the Securities and Exchange Commission’s Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information contained on our website is not part of this prospectus.

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, parts of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York.

EXPERTS

The consolidated financial statements of China Clean Energy Resources, Ltd. and its subsidiary at December 31, 2005 and 2004 and for the years then ended appearing in this prospectus have been audited by Moen and Company LLP, independent registered public accounting firm (until July 21, 2006), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing. Moen and Company LLP resigned as our auditors on July 21, 2006, as the principal of that firm retired on July 21, 2006. We have engaged Michael T. Studer CPA P.C. , independent registered public accounting firm, as our new auditor. The consolidated financial statements of China Clean Energy Resources, Ltd. and its subsidiary at  December 31, 2006 and the year then ended appearing in this prospectus have been audited by Michael T. Studer CPA P.C  as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES

Financial Statements of China Clean Energy, Inc. for the three months ended March 31, 2007 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
China Clean Energy Inc.

I have audited the accompanying consolidated balance sheet of China Clean Energy Inc. and subsidiaries (the “Company”) as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Clean Energy Inc. and subsidiaries as of December 31, 2006 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.
Freeport, New York March 8, 2007 (except as to the third paragraph of Note 11, which is as of June 25, 2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Clean Energy Inc, and subsidiaries

We have audited the accompanying consolidated balance sheet of China Clean Energy Inc, and subsidiaries (formerly Fujian Zhong De Technology Stock Co., Ltd.) as of December 31, 2005, and the related consolidated statements of operation, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Clean Energy Inc, and subsidiaries (formerly Fujian Zhong De Technology Stock Co., Ltd.) as of December 31, 2005, and the results of their operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

“Moen and Company LLP” (“Signed”)
Vancouver, British Columbia, Canada May 31, 2006

China Clean Energy Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
	(Audited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$2,241,712	$3,175,128
Accounts receivable, net of allowance for doubtful
accounts of $228,604 and $170,822 respectively	1,962,403	1,537,402
Other receivable - refundable value added taxes	24,904	-
Due from related parties	-	14,875
Inventories	941,933	1,300,134
Prepaid expenses	37,696	-
Total Current Assets	5,208,648	6,027,539
Property, plant and equipment, net	4,692,200	2,824,026
Intangible assets, net	2,430,504	1,981,130
Deposit paid in connection with
contract for purchase of land use rights	95,033	-

Total Assets	$12,426,385	$10,832,695
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$386,719	$672,853
Short-term bank loan	1,282,462	1,239,612
Income taxes payable	117,964	366,353
Due to related parties	6,419	302,944
Total Current Liabilities	1,793,564	2,581,762

Stockholders' Equity

Common stock par value $.001 per share; authorized
100,000,000 shares; issued and outstanding 21,512,269
and 15,995,000 shares, respectively	21,512	15,995
Additional paid-in capital	7,034,473	5,596,490
Retained earnings	3,161,747	2,645,307
Accumulated other comprehensive income (loss)	415,089	(6,859)
Total stockholders' equity	10,632,821	8,250,933

Total Liabilities and Stockholders' Equity	$12,426,385	$10,832,695

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,
	2006	2005
	(Audited)	(Audited)
Revenue:
Net sales of products	$13,489,710	$10,040,188
Government Subsidy	9,640	43,500
Total revenues	13,499,350	10,083,688

Operating costs and expenses:
Cost of goods sold	9,699,164	7,270,006
Selling and marketing	411,850	390,259
General and administrative	529,377	272,553
Expenses relating to the "reverse acquisition" of CCER	464,550	-
Depreciation of property, plant and equipment	34,771	34,039
Amortization of intangible assets	204,948	66,579
Total operating costs and expenses	11,344,660	8,033,436

Income from operations	2,154,690	2,050,252

Interest income	7,001	4,334
Interest expense	(89,137)	(64,491)

Income before income taxes	2,072,554	1,990,095

Income taxes	(802,694)	(679,884)
Net income	$1,269,860	$1,310,211

Earnings per common share:
Basic	$0.07	$0.08
Diluted	$0.07	$0.08

Weighted average number of common shares
used to compute earnings (loss) per common share:
Basic	17,017,580	15,995,000
Diluted	17,017,580	15,995,000

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income (loss)	Total

Balance, December 31, 2004	15,995,000	$15,995	$3,613,110	$1,335,096	$-	$4,964,201
Capital contributions	-	-	1,983,380	-	-	1,983,380
Net income for year ended
December 31, 2005	-	-	-	1,310,211	-	1,310,211
Foreign currency translation adjustment	-	-	-	-	(6,859)	(6,859)
Balance, December 31, 2005	15,995,000	15,995	5,596,490	2,645,307	(6,859)	8,250,933

Common stock retained by acquirer's stockholders in connection with “reverse acquisition” of China Clean Energy Resources, Ltd. (“CCER”) on October 24, 2006	2,432,269	2,432	(2,432)	-	-	-

Common stock issued to consultants for services rendered in connection with “reverse acquisition” of CCER	1,605,000	1,605	158,895	-	-	160,500

Common stock issued for cash on October 24, 2006 at $1 per share, less offering costs of $35,000	1,050,000	1,050	1,013,950	-	-	1,015,000

Common stock issued for cash in November 2006 at $1 per share	250,000	250	249,750	-	-	250,000
Common stock issued in November 2006 for services	180,000	180	17,820	-	-	18,000
Net income for year ended
December 31, 2006	-	-	-	1,269,860	-	1,269,860
Dividends declared	-	-	-	(753,420)	-	(753,420)
Foreign currency translation adjustment	-	-	-	-	421,948	421,948
Balance, December 31, 2006	21,512,269	$21,512	$7,034,473	$3,161,747	$415,089	$10,632,821

The accompanying notes are an integral part of these financial statements.

China Clean Energy Inc. and Subsidiaries
Consolidated Statement of Cash Flows

	Year Ended December 31,
	2006	2005
	(Audited)	(Audited)
Operating activities
Net income	$1,269,860	$1,310,211
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Stock-based compensation	178,500	-
Depreciation of property, plant and equipment	402,138	328,345
Amortization of intangible assets	204,948	66,579
Changes in operating assets and liabilities:
Accounts receivable, net	(433,820)	(879,454)
Other receivable	(24,904)	-
Due from related parties	14,875	(359)
Inventories	358,201	710,030
Prepaid expenses	(37,696)	-
Accounts payable and accrued liabilities	(286,134)	(450,784)
Income taxes payable	(248,389)	232,273
Net cash provided by (used in) operating activities	1,397,579	1,316,841
Investing activities
Property, plant and equipment additions	(2,063,652)	(237,897)
Intangible assets acquired	(545,225)	(743,760)
Deposit paid in connection with
contract for purchase of land use rights	(95,033)	-

Net cash provided by (used in) investing activities	(2,703,910)	(981,657)
Financing activities
Net proceeds from sale of common stock
and capital contributions	1,265,000	1,983,380
Short-term bank loan	42,850	695,246
Due to related parties	(296,525)	(384,604)
Dividends paid	(753,420)	(741,628)

Net cash provided by (used in) financing activities	257,905	1,552,394

Effect of exchange rate changes on cash and cash equivalents	115,010	(6,859)

Increase (decrease) in cash and cash equivalents	(933,416)	1,880,719

Cash and cash equivalents, beginning of period	3,175,128	1,294,409

Cash and cash equivalents, end of period	$2,241,712	$3,175,128

Supplemental disclosure of cash flow information:
Interest paid	$89,137	$64,491
Income taxes paid	$1,051,083	$679,884

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Business Operations

China Clean Energy, Inc. (“CCE”) was incorporated in the State of Delaware on November 12, 2004 under the name Hurley Exploration Inc. (“Hurley”). From inception to October 24, 2006, Hurley was an exploration stage company.

On October 24, 2006, CCE acquired 100% of the issued and outstanding common shares of China Clean Energy Resources Limited (“CCER”) in exchange for 15,995,000 newly issued shares of CCE common stock (the “Share Exchange”). In connection with the Share Exchange, CCE accepted subscriptions for a total of 1,050,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services (together with the Share Exchange, the “Transaction”).

Prior to the Transaction, as adjusted for a 2.26187510124-for-1 reverse stock split and the cancellation of 8,842,222 post-split shares, CCE had 2,432,269 shares of common stock issued and outstanding. After the Transaction, CCE had 21,082,269 shares of common stock outstanding and the former shareholders of CCER owned 75.87% of the issued and outstanding shares. Accordingly, CCER is considered the acquirer for accounting purposes and the Share Exchange has been accounted for as a “reverse acquisition”.

As a result of the Share Exchange, CCER became a wholly-owned subsidiary of CCE and CCE succeeded to the business of Fujian Zhongde Technology Co., Ltd. (“Fujian Zhongde”). Fujian Zhongde synthesizes and distributes renewable fuel products and specialty chemicals to customers in both the People’s Republic of China (“PRC”) and abroad.

CCER was formed on February 13, 2006 under the laws of the British Virgin Islands as a holding company to own Fujian Zhongde. Fujian Zhongde was incorporated in the province of Fujian, China, on July 10, 1995 under the name “Fuqing City Zhongde Chemical Industry, Ltd.”. On December 10, 2003, it changed its name to “Fujian Zhong De Technology Stock Co., Ltd”. On January 20, 2006, it changed its name to “Fujian Zhongde Technology Co., Ltd.”

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements at December 31, 2006 include the accounts of CCE, CCER, and Fujian Zhongde (collectively, the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in US dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term bank loan, and due to related parties. The fair value of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short term maturity of these instruments.

Foreign Currency Translation

The functional currency of CCE and CCER is the United States dollar. The functional currency of Fujian Zhongde is the Chinese Renminbi (“RMB”). The reporting currency of the Company is the United States dollar.

Fujian Zhongde assets and liabilities are translated into United States dollars at period-end exchange rates ($0.12825 and $0.12396 at December 31, 2006 and 2005, respectively). Fujian Zhongde revenues and expenses are translated into United States dollars at weighted average exchange rates for the periods ($0.12557 and $0.12396 for the years ended December 31, 2006 and 2005, respectively). Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The method of determining cost is used consistently from year to year as the first-in, first-out (“FIFO”) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets (20 years for buildings, 10 years for equipment and machinery, and 5 years for automobile and office equipment).

Intangible and Other Long-Lived Assets

Intangible and other long-lived assets are stated at cost, less accumulated amortization and impairments. Land use rights are being amortized on a straight-line basis over the term of the related agreement, which is 50 years commencing June 1, 1998. Patents and licenses are being amortized over their expected useful economic life of 10 years.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Revenue Recognition

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. The Company’s sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company’s products are sold FOB (“free on board”) shipping point. Title to the product passes when the product is delivered to the freight carrier.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with SFAS No. 123 (R) “Accounting for Stock-Based Compensation”. SFAS 123R requires that compensation cost relating to stock-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued on the grant date of such instruments, and is recognized over the period during which a party is required to provide service in exchange for the award (typically the vesting period). No stock options have been granted and none are outstanding.

In 2006, the Company issued a total of 1,785,000 shares of restricted stock for services rendered or to be rendered to the Company. 1,605,000 shares were issued to consultants for services rendered in connection with the “reverse acquisition” of CCER on October 24, 2006, 30,000 shares were issued to an investor relations firm on November 8, 2006 as an incentive fee, 100,000 shares were issued to the Company’s chief financial officer on November 13, 2006 pursuant to the terms of a one year Compensation Agreement, and 50,000 shares were issued to a consultant on November 13, 2006 pursuant to the terms of a one year Corporate Services Agreement. The 100,000 shares issued to the Company’s chief financial officer and the 50,000 shares issued to the consultant are subject to possible cancellation or forfeiture in certain circumstances. The fair value of these issuances was determined based on the last sale quoted on the OTC Bulletin Board on the date of the respective grants, reduced by a restricted stock discount.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3. Inventories

Inventories consist of:

	December 31
	2006	2005
Raw materials	$430,392	$899,197
Work in progress and packaging material	24,065	38,143
Finished goods	487,476	362,794
Total inventories	$941,933	$1,300,134

Note 4. Property, Plant and Equipment

Property, plant and equipment, net consist of:

	December 31,
	2006	2005
Buildings	$2,051,056	$1,838,363
Equipment and machinery	4,419,551	2,711,679
Automobile	20,529	19,364
Office equipment	13,848	8,726
Construction in progress	449,346	-
Total	6,954,330	4,578,132
Less accumulated depreciation	(2,262,130)	(1,754,106)
Net	$4,692,200	$2,824,026

Note 5. Intangible Assets

Intangible assets, net consist of:

	December 31,
	2006	2005
Land use rights	$1,949,015	$1,313,131
Patents and licenses	1,179,900	1,130,864
Total	3,128,915	2,443,995
Less accumulated amortization	(698,411)	(462,865)
Net	$2,430,504	$1,981,130

The estimated amortization of intangible assets for each of the Company’s five succeeding fiscal years ending December 31, 2007, 2008, 2009, 2010, and 2011 is $166,715.

Note 6. Short-term Bank Loan

The short-term bank loan is due DBS Bank (Hong Kong) Limited under a 10,000,000 RMB ($1,282,462 translated at the December 31, 2006 exchange rate) revolving credit agreement. The loan bears interest at a rate equal to 115% of the PRC prime rate and is secured by certain buildings and land use rights owned by Fujian Zhongde.

Note 7. Pension and Employment Liabilities

At December 31, 2006 and 2005, the Company has no liability for pension or post employment benefits. The Company does not have a pension or other retirement plan.

Note 8. Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by Fujian Zhongde only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of after-tax income should be set aside prior to payments of dividends as a reserve fund. As a result of these PRC laws and regulations Fujian Zhongde is restricted in its ability to transfer a portion of its net assets in the form of dividends, loans or advances, which restricted portion amounted to $291,692 and $206,989 at December 31, 2006 and 2005, respectively.

Note 9. Income Taxes

Income taxes consist of:

	Year ended December 31,
	2006	2005
Current:
PRC	$802,694	$679,884
United States	-	-
Total current	802,694	679,884
Deferred	-	-
Total	$802,694	$679,884

Fujian Zhongde has been subject to a PRC 33% standard enterprise income tax. In 2006, Fujian Zhongde become a wholly-owned foreign enterprise (“WOFE”). PRC income tax laws provide that certain WOFEs may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter 50% exempt for the next three years. In December 2006, Fujian Zhongde applied for PRC approval of these income tax exemptions. In March 2007, the PRC tax authorities approved a full income tax exemption for the year 2007 and a 12% income tax rate for years 2008, 2009, and 2010.

At December 31, 2006, CCE had an unrecognized deferred United States income tax liability relating to undistributed earnings of Fujian Zhongde. These earnings are considered to be permanently invested in operations outside the United States. Generally, such earnings become subject to United States income tax upon the remittance of dividends and under certain other circumstances. Determination of the amount of the unrecognized deferred United States income tax liability with respect to such earnings is not practicable because the amount of PRC foreign tax credits available to offset United States income taxes will depend on the timing of future remittances, if any, and such timing is not known or predictable .

The provision for income taxes differs from the amount computed by applying the statutory United States federal income tax rate to income before income taxes. A reconciliation follows:

	Year Ended December 31,
	2006	2005
Expected tax at 35%	$725,394	$696,533
Tax effect of unutilized
losses of CCE and CCER	87,607	-
Tax effect of Fujian Zhongde
income taxed at lower rate	(46,457)	(39,802)
Permanent differences	36,150	23,153
Actual provision for income taxes	$802,694	$679,884

Note 10. Segment Information

The Company operates in one industry segment - the synthesization and distribution of renewable fuel products and specialty chemicals to customers in both the PRC and abroad. Substantially all of the Company’s identifiable assets at December 31, 2006 were located in the PRC.

	Year Ended December 31,
	2006	2005
Specially chemicals products	$10,130,772	$9,799,223
Biodiesel products	3,358,938	240,965
Total	$13,489,710	$10,040,188

Net sales consist of:

In 2006, one customer (for biodiesel products) accounted for 11.2% of net sales.

In 2005, one customer (for specialty chemicals products) accounted for 18.4% of net sales.

Note 11. Commitments and Contingencies

Contract for Purchase of Land Use Rights

On December 25, 2006, Fujian Zhongde executed a contract with The Bureau of Jiangyin Industrial Zone in Fujian Province to acquire land use rights for 50 years for certain land located in the Fujian Province of the PRC for a total purchase price of 18,549,000 RMB ($2,378,909 translated at the December 31, 2006 exchange rate). The contract, which is expected to close in year 2007, contemplates a new affiliated company of Fujian Zhongde be formed to build a new biodiesel facility on the land costing approximately $15,000,000. The contract provides for payments of the purchase price in three periods: 50% (or 9,274,500 RMB) by January 4, 2007, another 30% (or 5,564,700 RMB) by March 25, 2007, and the last 20% (or 3,709,800 RMB) by June 25, 2007. On December 25, 2006, Fujian Zhongde paid 741,000 RMB ($95,033 translated at the December 31, 2006 exchange rate) as a deposit. On January 8, 2007, Fujian Zhongde paid an additional 8,533,500 RMB to the above seller of the land use rights.

Registration Rights

In October and November 2006, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share, or $1,300,000 total. The subscription agreements provided registration rights to the subscribers. If CCE fails to (1) file a Registration Statement with the SEC on or prior to 90 days after the Closing, (2) obtain effectiveness of the Registration Statement by the SEC on or prior to 180 days after the Closing, or (3) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, CCE is obligated to pay subscribers “Default Damages” equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to file, or to obtain or maintain the effectiveness of the Registration Statement, as the case may be, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing. If CCE fails to respond to the SEC, within 30 days after receipt, to any questions and comments from the SEC regarding the Registration Statement, CCE is obligated to pay subscribers Default Damages equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to respond to the SEC, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing.

On January 22, 2007, CCE filed a Registration Statement on Form SB-2 with the SEC.  Amendments to the Registration Statement were also filed March 13, 2007, May 25, 2007, and June 15, 2007 in response to SEC comment letters.  As of June 25, 2007, failure to cause the Registration Statement to be declared effective has resulted in Default Damages liabilities to subscribers of $13,000 on April 23, 2007, $13,000 on May 23, 2007, and $13,000 on June 23, 2007, or a total of $39,000, which amount will be charged to operations in the three months ended June 30, 2007.  The maximum potential amount of additional Default Damages that CCE could be required to pay subscribers under the registration rights agreements is $104,000.

PRC Risks

Substantially all of Fujian Zhongde’s business operations are conducted in the PRC and governed by PRC laws and regulations. Because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Expressed in US Dollars)

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$897,178	$2,241,712
Accounts receivable, net of allowance for doubtful accounts of $249,482 and $228,604, respectively	2,245,336	1,962,403
Other receivable - refundable taxes	139,331	24,904
Inventories	1,015,498	941,933
Prepaid expenses	34,908	37,696
Total Current Assets	4,332,251	5,208,648

Property, plant and equipment, net	4,639,303	4,692,200

Intangible assets, net	2,405,159	2,430,504
Deposits paid in connection with
contract for purchase of land use rights	1,921,973	95,033
Total Assets	$13,298,686	$12,426,385

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$633,323	$386,719
Current portion of bank indebtedness	1,153,174	1,282,462
Income taxes payable	-	117,964
Due to related parties	-	6,419
Total current liabilities	1,786,497	1,793,564

Noncurrent portion of bank indebtedness	371,698	-
Total Liabilities	2,158,195	1,793,564

Commitments and Contingencies	-	-
Stockholders' Equity
Common stock par value $0.001 per share, authorized
100,000,000 shares; issued and outstanding 21,512,269
and 21,512,269 shares, respectively	21,512	21,512
Additional paid-in capital	7,034,473	7,034,473
Retained earnings	3,562,453	3,161,747
Accumulated other comprehensive income (loss)	522,053	415,089
Total stockholders' equity	11,140,491	10,632,821
Total Liabilities and Stockholders' Equity	$13,298,686	$12,426,385

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Income
(Expressed in US Dollars)

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)

Revenue:	$	$
Net sales of products	4,138,366	2,852,910
Government subsidy	-	5,965

Total revenue	4,138,366	2,858,875

Operating Costs and Expenses
Cost of goods sold	2,989,949	2,065,204
Selling and marketing	213,243	82,211
General and administrative	335,933	50,699
Depreciation of property, plant and equipment	125,844	83,469
Amortization of intangible assets	49,248	85,357
Total operating costs and expenses	3,714,217	2,366,940
Income from Operations	424,149	491,935

Other Income (Expense)
Interest income	2,502	2,193
Interest expense	(25,945)	(20,873)
Total Other Income (Expense)	(23,443)	(18,680)
Income before Income Taxes	400,706	473,255
Income Taxes	-	(196,640)
Net Income	$400,706	$276,615
Other Comprehensive Income
Foreign currency translation gain (loss)	106,964	161,500
Comprehensive Income	$507,670	$438,115

Earnings per common share:
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

Weighted average number of common shares:
Basic	21,512,269	15,995,000
Diluted	21,512,269	15,995,000

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(Expressed in US Dollars)

	Common Stock		Additional Paid-in		Accumulated Other Comprehensive
	Shares	Amount	Capital	Retained Earnings	Income	Total

Balance at December 31, 2006	21,512,269	$21,512	$7,034,473	$3,161,747	$415,089	$10,632,821
Net income for the three months ended March 31, 2007	-		-	400,706	-	400,706
Foreign currency translation adjustment	-		-	.	106,964	106,964
Balance at March 31, 2007	21,512,269	$21,512	$7,034,473	$3,562,453	$522,053	$11,140,491

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net income	$400,706	$276,615
Adjustments to reconcile net income to net cash
provided by (used in) operating activities
Depreciation of property, plant and equipment	125,844	83,469
Amortization of intangible assets	49,248	85,357
Changes in operating assets and liabilities
Accounts receivable, net	(282,933)	(678,156)
Other receivables	(114,427)	-
Inventory	(73,565)	45,837
Prepaid expenses	2,788	-
Accounts payable and accrued liabilities	246,604	79,777
Income taxes payable	(117,964)	(288,970)
Net cash provided by (used in) operating activities	236,301	(396,071)
Cash Flows from Investing Activities
Property, plant and equipment additions	(26,815)	(106,788)
Deposits paid in connection with contract for purchase of land use rights	(1,826,940)	-
Net cash provided by (used in) investing activities	(1,853,755)	(106,788)
Cash Flows from Financing Activities
Increase (decrease) in bank indebtedness	242,410	8,010
Increase (decrease) in due to related parties	(6,419)	174,238
Dividends paid	-	(753,420)
Net cash provided by (used in) financing activities	235,991	(571,172)

Effect of exchange rate changes on cash and cash equivalents	36,929	76,609
Increase (decrease) in cash and cash equivalents	(1,344,534)	(997,422)

Cash and cash equivalents, beginning of period	2,241,712	3,175,128

Cash and cash equivalents, end of period	$897,178	$2,177,706

Supplemental disclosures of cash flow information:
Interest paid	$25,945	$20,873
Income taxes paid	$-	$196,640

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

NOTE 1 - INTERIM FINANCIAL STATEMENTS

The unaudited financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with instructions to Form 10-QSB. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of March 31, 2007 and the results of operations and cash flows for the periods ended March 31, 2007 and 2006. The financial data and other information disclosed in these notes to the interim financial statements related to these periods are unaudited. The results for the three month period ended March 31, 2007 is not necessarily indicative of the results to be expected for any subsequent quarter of the entire year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the Securities and Exchange Commission’s rules and regulations. These unaudited financial statements should be read in conjunction with our audited financial statements and notes thereto for the year ended December 31, 2006 as included in our report on Form 10-KSB.

NOTE 2 - ORGANIZATION AND BUSINESS

China Clean Energy Inc. (“CCE”) was incorporated in the State of Delaware on November 12, 2004 under the name Hurley Exploration Inc. (“Hurley”). From inception to October 24, 2006, Hurley was an exploration stage company.

On October 24, 2006, CCE acquired 100% of the issued and outstanding common shares of China Clean Energy Resources Limited (“CCER”) in exchange for 15,995,000 newly issued shares of CCE common stock (the “Share Exchange”). In connection with the Share Exchange, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services (together with the Share Exchange, the “Transaction”).

Prior to the Transaction, as adjusted for a 2.26187510124-for-1 reverse stock split and the cancellation of 8,842,222 post-split shares, CCE had 2,432,269 shares of common stock issued and outstanding. After the Transaction, CCE had 21,082,269 shares of common stock outstanding and the former shareholders of CCER owned 75.87% of the issued and outstanding shares. Accordingly, CCER is considered the acquirer for accounting purposes and the Share Exchange has been accounted for as a “reverse acquisition”.

As a result of the Share Exchange, CCER became a wholly-owned subsidiary of CCE and CCE succeeded to the business of Fujian Zhongde Technology Co., Ltd. (“Fujian Zhongde”). Fujian Zhongde synthesizes and distributes renewable fuel products and specialty chemicals to customers in both the People’s Republic of China (“PRC”) and abroad.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

CCER was formed on February 13, 2006 under the laws of the British Virgin Islands as a holding company to own Fujian Zhongde. Fujian Zhongde was incorporated in the province of Fujian, China, on July 10, 1995 under the name “Fuqing City Zhongde Chemical Industry, Ltd.”. On December 10, 2003, it changed its name to “Fujian Zhong De Technology Stock Co., Ltd”. On January 20, 2006, it changed its name to “Fujian Zhongde Technology Co., Ltd.”

The consolidated financial statements at March 31, 2007 include the accounts of CCE, CCER, and Fujian Zhongde (collectively the “Company”). All inter-company balances and transactions have been eliminated in consolidation.

NOTE 3 - INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Raw materials	$629,637	$430,392
Work in progress and packaging material	112,207	24,065
Finished goods	273,654	487,476
Total Inventories	$1,015,498	$941,933

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Buildings	$2,071,366	$2,051,056
Equipment and machinery	4,463,316	4,419,551
Automobiles	36,901	20,529
Office equipment	16,264	13,848
Construction in progress	462,188	449,346
Total	7,050,035	6,954,330
Less accumulated depreciation	(2,410,732)	(2,262,130)
Net	$4,639,303	$4,692,200

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

NOTE 5 - INTANGIBLE ASSETS
Intangible assets, net consist of:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Land use rights	$1,968,315	$1,949,015
Patents and licenses	1,191,542	1,179,900
Total	3,159,857	3,128,915
Less accumulated amortization	(754,698)	(698,411)
Net	$2,405,159	$2,430,504

NOTE 6 - BANK INDEBTEDNESS
Bank indebtedness consists of:

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Due bank under revolving credit agreement, interest at 115% of PRC prime rate, secured by certain buildings and land use rights owned by Fujian Zhongde	$971,383	$1,282,462
Due bank, interest at 115% of PRC prime rate, due in monthly installments of principal and interest of $18,170 through January 2010, secured by certain buildings and land use rights	553,489	-

Total	1,524,872	1,282,462
Less current portion	(1,153,174)	(1,282,462)

Noncurrent portion of bank indebtedness	$371,698	$-

NOTE 7 - PENSION AND EMPLOYMENT LIABILITIES

At March 31, 2007 and December 31, 2006, the Company had no liability for pension or past employment benefits. The Company does not have a pension or other retirement plan.

NOTE 8 - RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by Fujian Zhongde only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of after-tax income should be set aside prior to payments of dividends as a reserve fund. As a result of these PRC laws and regulations, Fujian Zhongde is restricted in its ability to transfer a portion of its net assets in the form of dividends, loans or advances, which restricted portion amounted to $294,580 and $291,692 at March 31, 2007 and December 31, 2006, respectively.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

NOTE 9 - INCOME TAXES

Income taxes consist of:

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Current:
PRC	$-	$196,640
United States	-	-
Total current	-	196,640
Deferred	-	-
Total	$-	$196,640

Fujian Zhongde has been subject to a PRC 33% standard enterprise income tax. In 2006, Fujian Zhongde became a wholly-owned foreign enterprise (“WOFE”). PRC income tax laws provide that certain WOFEs may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter 50% exempt for the next three years. In December 2006, Fujian Zhongde applied for PRC approval of these income tax exemptions. In March 31, 2007, the PRC tax authorities approved a full income tax exemption for the year 2007 and a 12% income tax rate for years 2008, 2009 and 2010.

At March 31, 2007, CCE had an unrecognized deferred United States income tax liability relating to undistributed earnings of Fujian Zhongde. These earnings are considered to be permanently invested in operations outside the United States. Generally, such earnings become subject to United States income tax upon the remittance of dividends and under certain other circumstances. Determination of the amount of the unrecognized deferred United States income tax liability with respect to such earnings is not practicable because the amount of PRC foreign tax credits available to offset United States income taxes will depend on the timing of future remittances, if any, and such timing is not known or predictable.

The provision for income taxes differs from the amount computed by applying the statutory United States federal income tax rate to income before income taxes. A reconciliation follows:

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

	Three months ended
	March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Expected tax at 35%	$140,247	$165,639
Tax effect of unutilized losses of CCE and CCER	98,001	-
Tax effect of Fujian Zhongde income taxed at lower rate	(238,248)	(9,465)
Permanent differences	-	40,466
Actual provision for income taxes	$-	$196,640

NOTE 10 - RELATED PARTY TRANSACTIONS

Fujian Zhongde purchases raw materials from companies affiliated with the Company’s majority stockholder. In the three months ended March 31, 2007 and 2006, such purchases totaled $147,419 and $843,041, respectively. The Company believes that these purchases were transacted at terms no less favorable than those that could have been conducted with unaffiliated third parties.

NOTE 11 - SEGMENT INFORMATION

The Company operates in one industry segment - the synthesization and distribution of renewable fuel products and specialty chemicals to customers in both the PRC and abroad. Substantially all of the Company’s identifiable assets at March 31, 2007 were located in the PRC.

Net sales consist of:

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Specialty chemicals products	$3,142,855	$2,023,644
Biodiesel products	995,511	829,266
Total	$4,138,366	$2,852,910

In 2007, two customers (for biodiesel products) accounted for 13.1% and 10.9%, respectively, of net sales. Another customer (for specialty chemicals products) accounted for 10.4% of net sales.

In 2006, two customers (for biodiesel products) accounted for 14.8% and 13.9% of net sales, respectively.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Contract for Purchase of Land Use Rights

On December 25, 2006, CCER executed a contract with The Bureau of Jiangyin Industrial Zone in Fujian Province to acquire land use rights for 50 years for certain land located in the Fujian Province of the PRC for a total purchase price of 18,549,000 RMB ($2,402,466 translated at the March 31, 2007 exchange rate).

The contract, which is expected to close in June 2007, contemplates a new affiliated company of CCER be formed to build a new biodiesel facility on the land costing approximately $15,000,000. The contract provides for payments of the purchase price in three periods: 50% (or 9,274,500 RMB) by January 4, 2007, another 30% (or 5,564,700 RMB) by March 25, 2007, and the last 20% (or 3,709,800 RMB) by June 25, 2007. As of March 31, 2007, the Company has paid 14,839,200 RMB ($1,921,973 translated at the March 31, 2007 exchange rate) according to the payment terms of such contract.

Registration Rights

In October and November 2006, CCE accepted subscriptions for a total of 1,300,000 shares of common stock at a price of $1.00 per share, or $1,300,000 total. The subscription agreements provided registration rights to the subscribers. If CCE fails to (1) file a Registration Statement with the SEC on or prior to 90 days after the Closing, (2) obtain effectiveness of the Registration Statement by the SEC on or prior to 180 days after the Closing, or (3) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, CCE is obligated to pay subscribers “Default Damages” equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to file, or to obtain or maintain the effectiveness of the Registration Statement, as the case may be, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing. If CCE fails to respond to the SEC, within 30 days after receipt, to any questions and comments from the SEC regarding the Registration Statement, CCE is obligated to pay subscribers Default Damages equal to 1% of their subscriptions. Upon the expiration of each month thereafter that CCE has continued to fail to respond to the SEC, CCE is obligated to pay subscribers additional Default Damages equal to 1% of their subscriptions, provided that no Default Damages shall be payable by CCE for any defaults that occur following the one year anniversary of the Closing.

On January 22, 2007, CCE filed a Registration Statement on Form SB-2 with the SEC.  Amendments to the Registration Statement were also filed March 13, 2007, May 25, 2007, and June 15, 2007 in response to SEC comment letters.  As of June 25, 2007, failure to cause the Registration Statement to be declared effective has resulted in Default Damages liabilities to subscribers of $13,000 on April 23, 2007, $13,000 on May 23, 2007, and $13,000 on June 23, 2007, or a total of $39,000, which amount will be charged to operations in the three months ended June 30, 2007.  The maximum potential amount of additional Default Damages that CCE could be required to pay subscribers under the registration rights agreements is $104,000.

PRC Risks

Substantially all of Fujian Zhongde’s business operations are conducted in the PRC and governed by PRC laws and regulations. Because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties.

CHINA CLEAN ENERGY INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(Unaudited)

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies